FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 12, 2006

Commission File Number     001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Agenda of AUOs 2006 Annual General Shareholders’ Meeting dated June 15, 2006.
2.	2005 Summary Annual Report of AU Optronics Corp.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: May 12, 2006	By:	/s/ Max Cheng
		Name:	Max Cheng
		Title:	Chief Financial Officer

Item 1

AU OPTRONICS CORP.

2006 Annual General Shareholders’ Meeting

Meeting Agenda

Date: June 15, 2006

------Disclaimer----

THIS IS A TRANSLATION OF THE ADGENDA FOR THE 2006 ANNUAL GENERAL SHAREHOLDERS’ MEETING (“THE AGENDA”) OF AU OPTRONICS CORP. (“THE COMPANY”). THE TRANSLATION IS FOR REFERENCE ONLY. IF THERE IS ANY DISCREPANCY BETWEEN THE ENGLISH VERSION AND CHINESE VERSION, THE CHINESE VERSION SHALL PREVAIL.

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Table of Contents

I.	Meeting Procedure

II.	Meeting Agenda

III.	Attachments

	1.	2005 Business Report
	2.	Supervisors’ Review Report
	3.	Independent Auditors’ Report and 2005 Financial Statements
	4.	2005 earnings distribution statement
	5.	Merger agreement
	6.	Fairness opinion issued by the independent advisor in connection with the merger exchange ratio
	7.	Comparison table for the “Articles of Incorporation” before and after amendments
	8.	Comparison table for the “Rules for the Election of Directors and Supervisors” before and after amendments
	9.	Comparison table for the “Guidelines for the Endorsements and Guarantees” before and after amendments

IV.	Appendices

1.	Shareholding of directors and supervisors
2.	AUO Rules and Procedures for Shareholders’ Meeting
3.	Articles of Incorporation (before amendments)
4.	Influence of proposed stock dividend distribution upon 2006 operating performance, EPS, and return on investment
5.	Earning distribution proposal and the presumed EPS after the distribution

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I. Meeting Procedure

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AU Optronics Corp.
2006 Annual General Shareholders’ Meeting Procedure

1.	Commencement

2.	Chairman’s address

3.	Report items

4.	Acceptances and discussions

5.	Extraordinary motions

6.	Adjourn meeting

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II. Meeting Agenda

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AU Optronics Corp.
2006 Annual General Shareholders’ Meeting Agenda

1.	Time:	9:00 a.m., June 15, 2006

2.	Place:	2 Hsin-An Road, Hsinchu Science Park, Hsinchu, Taiwan, R.O.C. (Auditorium in the Activity Center of Hsinchu Science Park)

3.	Attendants: All shareholders and their proxy holders

4.	Chairman’s address

5.	Status Report

	(1)	AUO 2005 Business Report.
	(2)	Supervisors’ Report of 2005 Audited Financial Reports.
	(3)	Report of indirect investments in China in 2005.
	(4)	Report on the issuance of secured corporate bonds in 2005.
	(5)	Report on the issuance of new common shares to sponsor ADS offering in 2005.

6.	Acceptance and Discussion

	(1)	To accept the 2005 Business Report and Financial Statements.
	(2)	To accept the proposal for distribution of 2005 profits.
	(3)	To approve the capitalization of 2005 stock dividends and employee stock bonus.
	(4)	To approve the merger with Quanta Display Inc. (“QDI”) and issuance of new common shares to shareholders of QDI.
	(5)	To approve the revisions to Articles of Incorporation.
	(6)	To approve the revisions to the “Rules for the Election of Directors and Supervisors”.
	(7)	To approve the revisions to the “Guidelines for Endorsements and Guarantees”.
	(8)	To approve the proposal to opt for tax benefits on the issuance of new common shares in 2005 in accordance with the Statute of Upgrading Industries promulgated by the ROC Ministry of Economic Affairs

7.	Extraordinary Motions

8.	Adjourn Meeting

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1.	Status Report

	(1)	AUO 2005 Business Report
Explanation: The 2005 Business Report is attached hereto as attachment 1.

	(2)	Supervisors’ Report of 2005 Audited Financial Report
Explanation: The Supervisors’ Report is attached hereto as attachment 2.

	(3)	Report of indirect investments in China in 2005
Explanation:The status of the Company’s indirect investments in China:

As of Dec. 31, 2005
Investee	Method of investment	Accumulated investment amount	Limit for investment amount in China*

AU Optronics (Suzhou)	Indirect investment through an offshore entity	USD 170,000 thousand
Corp.		(or NTD 5,732,683 thousand)
AU Optronics (Shanghai) Corp.		USD 1,000 thousand (or NTD 33,400 thousand)	NTD 32,640,437 thousand
Darwin Precisions (Suzhou) Corp.		USD 2,500 thousand
(or NTD 83,737 thousand)

*	As per local regulations, the limit is calculated based on AUO’s net worth as of Dec 31, 2005 as follows (Amount in NTD million): [net worth 155,702 –10,000] * 20% + 5,000 * 30% + 5,000 * 40%.

(4)  Report on the issuance of secured corporate bonds in 2005

Explanation:	In accordance with long-term financing plans and capital expenditures, the Company issued secured corporate bonds in 2005. The terms and conditions are summarized as follows:

Name of the bond	2005 1st secured corporate bond	2005 2nd secured corporate bond
Board resolution date	April 26, 2005	December 8, 2005
Issuing date	Tranche A1 and B1: June 6, 2005 Tranche A2 and B2: June 7, 2005 Tranche A3 andB3: June 8, 2005 Tranche A4 andB4: June 9, 2005 Tranche A5 and B5: June 10, 2005 Tranche A6 and B6: June 13, 2005	March 21, 2006
Tenor	5 years	5 years
Coupon rate	Tranche A: 2.00% Tranche B: 1.9901%	1.948%
Issue amount	NT$ 6.0 billion	NT$ 5.0 billion
Guarantors	Bank of Taiwan and 8 other banks	Mizuho Corporate Bank and 6 other banks

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(5) Report on the issuance of new common shares to sponsor ADS offering in 2005

Issuing Date	July 22, 2005

Issuance & Listing	NYSE

Total Amount (US$)	506,550,000

Offering Price (US$)	15.35

Units Issued	33,000,000

Underlying Securities	AUO common shares

Common Shares Represented	330,000,000

Rights and Obligations of ADS Holders	Same as the common stockholders

Trustee	N/A

Depositary Bank	Citibank N.A. New York

Custodian Bank	Citibank N.A. Taipei Branch

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2.	Acceptances and Discussions

(1)	To accept the 2005 Business Report and Financial Statements (the proposal was submitted by the Board of Directors)

Explanation :
-	The 2005 Financial Statements, including Balance Sheet, Income Statement, Statement of Changes in Stockholders’ Equity, and Statement of Cash Flows, have been audited by KPMG and approved by the Board of Directors. The Supervisors have reviewed the 2005 Business Report and Financial Statements.

-	For 2005 Business Report, Supervisors ’ Review Report, and Financial Statements thereto, please refer to Attachment 1, 2 and 3 (page 14-23).

Resolution:

(2)	To accept the proposal for distribution of 2005 profits (the proposal was submitted by the Board of Directors)

Explanation:
-	The proposed distributions are allocated from 2005 earnings available for distribution.

-	For 2005 earning distribution statement, please refer to Attachment 4 (page 24).

Resolution:

(3)	To approve the capitalization of 2005 stock dividends and employee stock bonus (the proposal was submitted by the Board of Directors)

Explanation:
-	For the purpose of capacity expansion, it is proposed that a total of NTD 2,635,214,550 (representing 263,521,455 common shares) from AUO’s retained earnings be capitalized and of which NTD 1,749,164,140 is allocated for shareholder stock dividend and NTD 886,050,410 for employee stock bonus.

-	The capitalization plan will take effect upon the approval of related authorities. The stock dividend distribution will be based on the list of shareholders registered as of the record date of stock dividend. Each shareholder will be entitled to receive 30 common shares for every 1,000 common shares. If a portion of the dividend does not amount to one full share, the shareholders concerned may pool together fractional shares to form one full share and register the same within 5 days from the record date. Shareholders will be paid unregistered fractions of shares in cash based on the fraction of the face value represented with calculations rounded down to the nearest one NTD. The remaining shares will be designated for subscription at face value by AUO Employee Welfare Commission. AUO ’s Chairman is authorized to decide the allocation of employee stock bonus.

-	It is proposed to authorize the Board of Directors to adjust the amount of dividends distributed per 1,000 common shares if the number of outstanding shares changes as a result of the shares buy-back by the Company, the transfer of treasury stock to employees, the cancellation of treasury stock, or the issuance of new common shares.

-	The rights and obligations of the new common shares are the same as existing ones.

-	The capacity expansion plan concerned will be completed by end of 2006, which is expected to result in the increase of the Company total production volume by approximately 790 thousand pieces from 2007 to 2010 . The Board of Directors is authorized to determine or

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amend all the matters related to the capacity expansion plan concerned, including but not limited to the use of proceeds and the schedule and estimated effect, as required by the competent authority or the market conditions.

-	The Board is authorized to set the record date of stock dividend after the capitalization plan receives approval from related authorities.

Resolution:

(4) To approve the merger with Quanta Display Inc. (“QDI”) and issuance of new common shares to shareholders of QDI (the proposal was submitted by the Board of Directors)

Explanation:
-	In order to increase the Company’s competitiveness and expand the market share, it is proposed that the Company merge with QDI in accordance with the Merger and Acquisition Law and the Company law, and that the Company will be the surviving company and QDI will be the dissolving company ( “Merger”).

-	The Merger should be completed after the Company’s capitalization of retained earnings, and issuance of stock dividends and employee bonus shares for the year of 2005 . After the Merger is approved by the respective shareholders’ meetings of the Company and QDI as well as by the relevant government authorities, the Company will issue new common shares to the shareholders of QDI and every 3.5 QDI common shares will exchange for one common share of the Company ( “Exchange Ratio”) (after capitalization of retained earnings and issuance of stock dividends and employee bonus shares for the year of 2005). Fractions of common shares will be paid by the Company in cash in accordance with the par value of the Company’s common share (NT$10 per share) (round down to the nearest one New Taiwan dollar). All fractions of common shares will be purchased by the specified person(s) designated by the chairman at the par value (NT$10 per share). The Company will increase its paid in capital in an amount of NT$14,754,352,210 and issue 1,475,435,221 new common shares, each share having the par value of NT$10 for the Merger, provided that the actual number of the new common shares to be issued by the Company for the Merger should be calculated in accordance with the actual number of the outstanding common shares of QDI as of the effective date of the Merger ( “Effective Date”) taking account of the Exchange Ratio.

-	The Effective Date is temporarily set as October 1, 2006, provided that the Board of Directors is authorized to change the Effective Date depending on the progress of the Merger.

-	For the details of the Merger, please see the Merger Agreement. The Merger Agreement and the fairness opinion in connection with the Exchange Ratio issued by the independent advisor are shown in the attachment 5 and attachment 6 (page 25 –33).

-	In order to process the Merger, it is proposed to authorize the Chairman with full authority and power to handle all matters relating to the Merger, unless otherwise provided by the applicable laws and regulations or the Merger Agreement.

-	It is proposed to authorize the Chairman or his designate with full authority and power to take all appropriate and necessary actions and procedures, including without limitation, on behalf of the Company, signing, negotiating, amending and supplementing the Merger Agreement and other agreements or documents relating to the Merger and handling all relevant matters. It is further proposed to authorize the chairman or his designee with full authority and power to amend the terms of the Merger upon request by the government authorities or in accordance with the current market practice.

Resolution:

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(5)	To approve the revisions to Articles of Incorporation (the proposal was submitted by the Board of Directors)

Explanation:
-	It is proposed that Articles 2, 5, 9, 10, 10-1, 15 and 17 be amended to accommodate the merger with Quanta Display Inc., the Company’s operation needs, and the revisions of law and regulation.

-	A comparison table for the Articles of Incorporation before and after revisions is attached hereto as attachment 7 (page 34-36).

Resolution:

(6)	To approve the revisions to the “Rules for the Election of Directors and Supervisors”. (the proposal was submitted by the Board of Directors)

Explanation:
-	It is proposed to revise the “Rules for the Election of Directors and Supervisors” to comply with the amendments of ROC Company Law.

-	A comparison table for the “Rules for the Election of Directors and Supervisors” before and after amendments is attached hereto as attachment 8 (page 37-38).

Resolution:

(7)	To approve the revisions to the “Guidelines for the Endorsements and Guarantees”. (the proposal was submitted by the Board of Directors)

Explanation:
-	It is proposed to revise the “Guidelines for the Endorsements and Guarantees” to comply with the amendments of rules promulgated by the ROC Securities & Futures Bureau.

-	A comparison table for the “Guidelines for the Endorsements and Guarantees” before and after amendments is attached hereto as attachment 9 (page 39).

Resolution:

(8)	To approve the proposal to opt for tax benefits on the issuance of new common shares in 2005 in accordance with the Statute of Upgrading Industries (the “Statute”) promulgated by the ROC Ministry of Economic Affairs (the proposal was submitted by the Board of Directors)

Explanation:
-	AUO had issued NTD 3.3 billion common shares, representing 330 million common shares, to sponsor ADS offering in 2005. Part of the proceeds were utilized to construct plants and procure TFT LCD manufacturing facilities, which meet the requirements of “Newly Emerging, Important, and Strategic Industries” under the Statute. In accordance with Article 9 of the Statute, upon the approval from the Shareholders’ Meeting, AUO has the option of tax exemption on all revenues generated by the said facilities.

Resolution:

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3.  Extraordinary Motions

4.  Adjourn Meeting

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III. Attachments

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Attachment 1:

2005 Business Report

     In recent years, the rapid changes in the rise and fall of the market demand and supply for TFT-LCD had been difficult for the overall industry. Early 2005 we witnessed the bottom as rising demand began to absorb the oversupply. However, the unexpectedly slow pace of the market recovery soon presented itself as another great challenge this industry had to overcome. Despite these unfavorable market conditions, we have come out ahead of our local competitors. Throughout the market cycles, we have stayed focused on our strategic planning, made sound decisions, and successfully executed our plans. May it be research and development activities, revenue volume, or profitability, AUO has convincingly surpassed its local peers. Compared to our Korean counterparts, AU Optronics’ overall operation achievements were equally impressive, taking its position as an industry leader.

     In 2005, ttheimely production of our latest G6 and third G5 fabrication in Taichung facility doubled our LCD TV panel shipments to break the 4 million units mark, more than double on a year-over-year growth. Notebook panel market dominance improved to over 10% of global markets and approaching 7 million units shipped.

     In 2005 we achieved double-digit year-over-year growth of 29.3% with consolidated revenues reaching NT$217.4 billion. Despite the slight decline in our net income to NT$15.6 billion, our results were clearly ahead of our Taiwan counterparts in ttheFT-LCD industry. These outstanding results were achieved by the continuous dedication and the sound-judgment execution by the AUO team.

     With the anticipated developments for ttheFT-LCD industry ahead, 2006 brings with it substantial opportunities for AUO. We intend to expand our market share and maximize our profitability with aggressive strategic roadmap and effective execution. As we move toward 2006, we will remain focus on the following challenges:

1.	Continue to invest in new generation expansions to increase capacity, technology leadership and broaden the scope of market dominance, especially in LCD TV applications.

2.	Continue to erect the global manufacturing platform and enhance vertical supply chains integration. These shall enable AUO provide global logistics services to our world wide customer.

3.	Empower the strength of research and development, improve the quality of flat panels and cost structure with state of the art technology. These shall strengthen AUO’s competitive advantages on manufacturing efficiency, product application and pattern.

4.	Intensify the reform of new organization, meeting market trend and customer satisfaction with “Information Technology Display Business Group (ITBG)” and “Consumer Electronic Display Business Group (CEBG)”. This reforming of the organization layout enhanced AUO’s management team and optimized its base to be leadership and world-class position.

A company’s operation must ensure stable long term development while achieving short term targets. AUO’s management will closely monitor and anticipate every changes occurring in our competitive environment, timely adjust our business model, and push through required changes whenever necessary. On the other hand, certain things will remain unchanged, our integrity value, our corporate culture, and our work ethics.

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We wish to express our gratitude to shareholders’ long term support. With the relentless efforts and dedication, AUO’s management team and employees will continue to strive for maximize shareholder’ return.

Thank You.

Thank You.

KY Lee, Chairman and CEO

HB Chen, President and COO

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Attachment 2:

Supervisors’ Review Report

The Board of Directors has prepared and submitted to us the Company’s 2005 Financial Statements, which have been audited by KPMG. The Financial Statements present fairly the financial position of the Company and the results of its operations and cash flows. We, as the Supervisors of the Company, have reviewed these Financial Statements, Business Report, and the proposals relating to distribution of net profit. According to Article 219 of the Company Law in ROC, we hereby submit this report.

AU Optronics Corp.

Supervisors:

Chieh-Chien Chao
Representative of BENQ Corporation

Ko-Yung (Eric) Yu
Representative of China Development Industrial Bank

Shin (David) Chen

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Attachment 3:

     AU OPTRONICS CORP.
Financial Statements
December 31, 2004 and 2005
(With Independent Auditors’ Report Thereon)

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English Translation of Audit Report Originally Issued in Chinese

Independent Auditors’ Report

The Board of Directors
AU Optronics Corp.:

We have audited the balance sheets of AU Optronics Corp. as of December 31, 2005 and 2004, and the related statements of operations, changes in stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of China and the “Rules Governing Auditing and Certification of Financial Statements by Certified Public Accountants.” Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AU Optronics Corp. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China.

We have also audited the consolidated financial statements of AU Optronics Corp. as of and for the years ended December 31, 2005 and 2004, and have expressed an unqualified opinion on such financial statements.

KPMG Certified Public Accountants

Hsinchu, Taiwan (the Republic of China)
March 13, 2006

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with the accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are t h ose generally accepted and applied in the Republic of China.

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English Translation of Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP.
Balance Sheets

December 31, 2004 and 2005
(Expressed in thousands of New Taiwan dollars)

	2004		2005

	NT$	%	NT$	%
Assets
Current assets:
Cash and cash equivalents	16,528,558	8	24,667,216	8
Short-term investments, net	1,586,504	1	1,586,504	-
Notes and accounts receivable, net	15,292,249	7	34,841,347	11
Receivables from related parties	5,486,663	2	7,823,460	3
Other current financial assets	503,758	-	1,075,377	-
Inventories, net	13,793,686	6	16,508,466	5
Prepayments and other current assets	594,522	-	1,340,262	-
Deferred tax assets	2,462,903	1	3,709,886	1

Total current assets	56,248,843	25	91,552,518	28
Long-term investments
Equity method	11,020,916	5	12,008,161	4
Cost method	198,530	-	-	-

Total long -term investments	11,219,446	5	12,008,161	4
Property, plant and equipment
Land	159,996	-	3,590,536	1
Buildings	14,905,070	7	35,838,352	11
Machinery and equipment	136,216,435	62	232,185,409	73
Other equipment	7,736,931	3	9,611,988	3

	159,018,432	72	281,226,285	88
Less: accumulated depreciation	(60,162,217)	(27)	(88,479,610)	(27)
Construction in progress	12,366,766	5	559,132	-
Prepayments for purchases of land and equipment	37,864,541	17	14,897,429	5

Net property, plant and equipment	149,087,522	67	208,203,236	66

Intangible assets:
Technology related fees	1,062,747	1	2,483,329	1

Other assets:
Idle assets, net	1,259,621	1	1,165,781	-
Refundable deposits	1,109,684	1	227,463	-
Deferred charges and others	919,084	-	1,087,466	-
Deferred tax assets	507,461	-	222,157	-
Restricted cash in bank	29,200	-	32,200	-
Long-term prepayments for materials	-	-	1,918,888	1

Total other assets	3,825,050	2	4,653,955	1

Total Assets	221,443,608	100	318,901,199	100

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English Translation of Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP.
Balance Sheets (continued)

December 31, 2004 and 2005
(Expressed in thousands of New Taiwan dollars)

	2004		2005

	NT$	%	NT$	%
Liabilities and Stockholders’ Equity
Current liabilities:
Short-term borrowings	5,800,000	3	-	-
Accounts payable	14,192,923	6	27,838,726	9
Payables to related parties	11,161,422	5	19,390,576	6
Accrued expenses and other current liabilities	4,967,531	2	8,927,674	3
Equipment and construction in progress payable	6,176,008	3	19,360,251	6
Current installments of long-term liabilities	5,896,110	3	8,185,222	2

Total current liabilities	48,193,994	22	83,702,449	26

Long-term liabilities:
Bonds payable excluding current installments	6,000,000	3	12,000,000	4
Long-term borrowings excluding current installments	36,491,700	16	67,323,528	21

Total long -term liabilities	42,491,700	19	79,323,528	25

Other liabilities	192,319	-	173,035	-

Total liabilities	90,878,013	41	163,199,012	51

Stockholders’ equity
Capital stock:
Common stock	49,580,409	22	58,305,471	18

Capital surplus	45,165,093	21	57,664,144	18

Retained earnings:
Legal reserve	2,168,260	1	4,964,545	2
Special reserve	-	-	201,809	-
Unappropriated retained earnings	34,104,623	15	34,507,005	11

	36,272,883	16	39,673,359	13

Cumulative translation adjustment	(201,809)	-	59,213	-

Treasury stock	(250,981)	-	-	-

Total stockholders’ equity	130,565,595	59	155,702,187	49

Total Liabilities and Stockholders’ Equity	221,443,608	100	318,901,199	100

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English Translation of Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP.

Income Statement

Years ended December 31, 2004 and 2005
(Expressed in thousands of New Taiwan dollars, except for per share data)

	2004		2005

	NT$	%	NT$	%

Net sales	164,603,464	100	217,295,128	100
Cost of goods sold	125,809,250	76	189,750,849	87

Gross profit	38,794,214	24	27,544,279	13

Operating expenses
Selling	2,135,602	1	3,632,146	2
General and administrative	3,036,913	2	3,057,796	1
Research and development	5,011,547	3	4,861,233	2

	10,184,062	6	11,551,175	5

Operating income	28,610,152	18	15,993,104	8

Non-operating income and gains:
Interest income	142,527	-	210,405	-
Investment gain recognized by equity
method investment, net	-	-	308,337	-
Gain on sale of investments, net	39,929	-	106,080	-
Foreign currency exchange gain, net	131,372	-	629,050	-
Other income	126,918	-	168,330	-

	440,746	-	1,422,202	-

Non-operating expenses and losses:
Interest expense	595,250	1	1,118,335	1
Investment loss recognized by equity
method investment, net	169,734	-	-	-
Other loss	261,716	-	196,551	-

	1,026,700	1	1,314,886	1

Income before income tax	28,024,198	17	16,100,420	7
Income tax expense (benefit)	61,346	-	473,429	-

Net income	27,962,852	17	15,626,991	7

Earnings per common share	Pre- tax	After-tax	Pre-tax	After-tax

Basic earnings per common share	5.84	5.82	2.86	2 .77

Basic earnings per common share -
retroactively adjusted	5.26	5.25

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English Translation of Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP.

Statements of Changes in Stockholders’ Equity

Years ended December 31, 2005 and 2004
(Expressed in thousands of New Taiwan dollars)

			Retained Earnings

	Common stock	Capital surplus	Legal reserve	Special reserve	Unappropriated earnings (accumulated Deficit)	Cumulative translation adjustment	Treasury stock	Total

Balance at December 31, 2003	43,522,372	32,197,790	602,267	-	16,578,660	4,419	(250,981)	92,654,527
Appropriation for legal reserve	-	-	1,565,993	-	(1,565,993)	-	-	-
Cash dividends	-	-	-	- -	(5,208,285)	-	-	(5,208,285)
Issuance of shareholders stock dividends	2,170,119	-	-	- -	(2,170,119)	-	-	-
Issuance of employee stock bonus	887,918	-	-	- -	(887,918)	-	-	-
Cash employees’ profit sharing	-	-	-	- -	(380,535)	-	-	(380,535)
Directors’ and supervisors’ remuneration	-	-	-	- -	(70,470)	-	-	(70,470)
Issuance of common stock for cash	3,000,000	12,967,194	-	- -	-	-	-	15,967,194
Effect of disproportionate participation in	-		-
investee’s capital increase	-	109	-	- -	(153,569)	-	-	(153,460)
Net income for 2004	-	-	-	- -	27,962,852	-	-	27,962,852
Cumulative translation adjustment	-	-	-	- -	-	(206,228)	-	(206,228)

Balance at December 31, 2004	49,580,409	45,165,093	2,168,260	-	34,104,623	(201,809)	(250,981)	130,565,595
Appropriation for legal reserve	-	-	2,796,285	-	(2,796,285)	-	-	-
Appropriation for special reserve	-	-	-	201,809	(201,809)	-	-	-
Cash dividends	-	-	-	-	(5,935,249)	-	-	(5,935,249)
Issuance of shareholders stock dividends	4,451,437	-	-	-	(4,451,437)	-	-	-
Issuance of employee stock bonus	973,625	-	-	-	(973,625)	-	-	-
Cash employees’ profit sharing	-	-	-	-	(649,084)	-	-	(649,084)
Directors’ and supervisors’ remuneration	-	-	-	-	(37,447)	-	-	(37,447)
Issuance of common stock for cash	3,300,000	12,294,150	-	-	-	-	-	15,594,150
Transfer of treasury stock to employees	-	-	-	-	(73,076)	-	250,981	177,905
Effect of disproportionate participationin	-	-	-	-
investee’s capital increase	-	204,901	-	-	(106,597)	-	-	98,304
Net income for 2005	-	-	-	-	15,626,991	-	-	15,626,991
Cumulative translation adjustment	-	-	-	-	-	261,022	-	261,022

Balance at December 31, 2005	58,305,471	57,664,144	4,964,545	201,809	34,507,005	59,213	-	155,702,187

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English Translation of Financial Statements Originally Issued in Chinese
AU OPTRONICS CORP.
Statements of Cash Flows
Years ended December 31, 2004 and 2005
(Expressed in thousands of New Taiwan dollars)

	2004	2005

	NT$	NT$
Cash flows from operating activities:
Net income	27,962,852	15,626,991
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	23,816,179	32,259,078
Provision for inventory devaluation	560,402	576,949
Investment loss (gain)	129,805	(414,417)
Proceeds from cash dividends
	-	187,425
Unrealized exchange loss (gain), net	4,046	(391,789)
Loss from disposal of property, plant and equipment and others	136,574	39,461
Increase in notes and accounts receivable (including related parties)	(2,156,369)	(22,088,556)
Increase in inventories	(5,839,189)	(3,291,728)
Increase in prepayments and other current assets	(151,790)	(1,429,521)
Increase in deferred tax assets, net	(294,415)	(1,048,303)
Increase in long-term prepayments for materials
	-	(1,918,888)
Increase in notes and accounts payable (including related parties)	1,708,904	22,521,812
Increase in accrued expenses and other current liabilities	1,997,962	3,960,143
Increase (decrease) in accrued pension liabilities and others	59,323	(19,299)

Net cash provided by operating activities	47,934,284	44,569,358

Cash flows from investing activities:
Decrease in short-term investments	557,723	-
Acquisition of property, plant and equipment	(76,154,525)	(76,992,745)
Proceeds from disposal of property, plant and equipment	318,010	402,956
Increase in long-term investments	(8,773,744)	(417,137)
Proceeds from disposal of long-term investments	230,736	297,198
Decrease (increase) in restricted cash in bank	-	(3,000)
Increase in intangible assets and deferred charges	(483,045)	(2,756,635)
Decrease (increase) in refundable deposits	(93,259)	882,221

Net cash used in investing activities	(84,398,104)	(78,587,142)

Cash flows from financing activities:
Increase (decrease) in short-term borrowings	5,800,000	(5,800,000)
Increase (decrease) in guarantee deposits	(44)	15
Repaymentof long-term borrowings and bonds payable	(6,892,110)	(5,896,110)
Increase in long-term borrowings and bonds payable	27,338,150	44,657,750
Iss uance of common stock for cash	15,967,194	15,594,150
Cash dividends	(5,208,285)	(5,935,249)
Directors’ and supervisors’ remuneration and employees’ profit sharing	(451,005)	(686,531)
Proceeds from disposal of treasury stock	-	177,905

Net cash provided by (used in) financing activities	36,553,900	42,111,930

Effectof exchange rate change on cash	(185,628)	44,512

Net increase (decrease) in cash and cash equivalents	(95,548)	8,138,658

Cash and cash equivalents at beginning of year	16,624,106	16,528,558

Cash and cash equivalents at end of year	16,528,558	24,667,216
Supplemental disclosures of cash flow information:
Cash paid for interest expense	573,463	1,009,396

Cash paid for income taxes	14,189	607,279

Additions to property, plant and equipment:
Increase in property, plant and equipment	76,696,387	90,530,309
Increase in equipment and construction in process payable	(541,862)	(13,537,564)

Cash paid	76,154,525	76,992,745

Supplementary disclosure of non-cash investing and financing activities
Current installments of long-term liabilities	5,896,110	8,185,222

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Attachment 4:

2005 Earnings Distribution Statement

Amount in NTD
Items	Amount
Net profit, 2005	15,626,991,399
Less:
10% provisioned as legal reserve	1,562,699,140
2005 earnings available for distribution	14,064,292,259
Plus:
Un-appropriated retained earnings for previous years	19,059,686,512
Less:
Effectof disproportionate participation in investee’s capital increase	106,597,412
Transfer of treasury stock to employees	73,076,004
Un-appropriated retained earnings up to Dec. 31, 2005	32,944,305,355
Earnings distribution items:
Remunerations to directors and supervisors (Note 1)	21,096,438
Profit sharing to employees in cash	379,735,891
Profit sharing to employees in stock	886,050,410
Stock dividends to common shareholders	1,749,164,140
Cash dividends to common shareholders (Note 2)	1,749,164,140
Total earnings distribution	4,785,211,019
Un-appropriated retained earnings after earnings distribution	28,159,094,336

Note:
1.	Allocated as 0.15% of 2005 earnings available for distribution.
2.	A listof shareholders as of the dividend record date will be entitled for cash dividends. Cash dividends will be paid per the number of shares held as of the record date, with calculations rounded down to the nearestone NTD.

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Attachment 5:

Merger Agreement1

This Merger Agreement (hereinafter referred to as “Agreement”) is made and entered between AU Optronics Corporation (hereinafter referred to as “Party A”), a company organized and existing under Company Law and Act for Establishment and Administration of Science Industrial Parks of Republic of China, and Quanta Display Incorporated (hereinafter referred to as “Party B”), a company organized and existing under Company Law of Republic of China.

Whereas for the purpose to respond to the governmental policy encouraging merger and consolidation among business entities and integrate entire resource, expand business to upgrade performance of business operation and competitiveness, the parties hereto agree to merge (hereinafter referred to as “Merger”) and hereby enter into agreement as follows:

Article 1: The Form of Merger

The parties intend to cause Party B merged with and into Party A. Upon consummation of the Merger, Party A will be a Surviving company (hereinafter referred to as “Surviving Company”) and Party B will be a dissolved company (hereinafter referred to as “Dissolved Company”). After the Merger becomes effective, the English name of the Surviving Company is “AU Optronics Corporation.”

Article 2: Company Capital, Number and Classification of Shares

Upon signing this Agreement, the authorized capital of Party A is
NT$70,000,000,000, consisting of 7,000,000,000 shares of common stock, par value NT$10, which may be issued in n i stallments, 100,000,000 of which shares have been reserved for issuance upon exercise of certificates of employee stock options, par value NT$10; the paid-in capital is NT$58,305,471, 320, consisting of 5,830,547,132 shares of common stock, par value NT$10. On April 7, 2006, Party A’s Board of Directors adopted the following proposals which will be submitted for resolution at the annual general meeting of shareholders on June 15, 2006 :(1) The amountof shareholders’ bonus to be capitalized is NT$1,749,164, 140, consisting of 174,916,414 shares, par value NT$10, and (2) The amountof employees’ bonus to be capitalized is NT$886,050,410, consisting of 88,605,401 shares, par value NT$10. The paid-in capital which is adopted at the annual general meeting of shareholders of year 2006, approved by the governmental authorities and consummation of registration alteration, is expected to be NT$60,940,685,870, consisting of 6,094,068,587shares, par value NT$10. Further, on April 7, 2006, Party A’s Board of Directors adopted the proposal which will be submitted for resolution at the annual general meeting of shareholders on June 15, 2006 that the authorized capital of Party A raises from NT$70,000,000,000 to NT$90,000,000,000, consisting of 9,000,000,000 shares, 100,000,000 of which shares have been reserved for issuance upon exercise of certificates of employee stock options.

Upon signing this Agreement, the authorized capital of Party B is
NT$65,000,000,000, consisting of 6,500,000,000 shares of common stock, par value NT$10, which may be issued in installments, 300,000,000 of which shares have been reserved for issuance upon exercise of certificates of employee stock options, par value NT$10; the paid-in capital is NT$51,639,232,730 consisting of 5,163,923,273 shares of common stock, par value NT$10. The number of shares in the process of issuance by Party B upon exercise of certificates of employee stock options are 100,001 shares, the paid-in capital upon the consummation of registration alteration is expected to be NT$51,640,232,740, consisting of 5,164,023,274 shares, par value NT$10, however, the number of issuable common stocks upon exercise of conversion rights by corporate bondholders or upon exercise of share subscription rights by certificates of employee stock options holders pursuant to the agreements respectively are not included in the aforesaid numbers of shares of Party B.

In year 2004, Party B issued second-time unsecured overseas convertible corporate bonds, the total amountof issued corporate bonds is US$270,000,000, as of the execution date of this Agreement, the convertible price is NT$20.84, outstanding amountof corporate bonds is US$202,190,000.

In year 2004, Party B issued third-time unsecured overseas convertible corporate bonds, the total amountof issued corporate bonds is US$294,500,000, as of the execution date of this Agreement, the convertible price is NT$15.01, outstanding amountof corporate bonds is US$294,500,000.

[1] The translation is for reference only. In case of any inconsistency between the Chinese version and the English translation, the Chinese version shall prevail.

~ 25 ~

In year 2004, Party B issued first-time unsecured domestic convertible corporate bonds, the total amountof issued corporate bonds is NT$100,500,000,000, as of the execution date of this Agreement, the convertible price is NT$20.14, outstanding amountof corporate bonds is NT$100,500,000,000.

In year 2005, Party B issued second-time unsecured domestic convertible corporate bonds, the total amountof issued corporate bonds is NT$6,000,000,000, as of the execution date of this Agreement, the convertible price is NT$12.6, outstanding amountof corporate bonds is NT$6,000,000,000.

In year 2002, Party B issued 33,428,000 units for certificates of employee stock options which entitle to subscribe one common stock per unit thereof, as of the execution date of this Agreement, subscription price for per share is NT$11, outstanding units of certificates of employee stock options are 29,026,721 units.

In year 2003, Party B issued 40,541,170 units for certificates of employee stock options which entitle to subscribe one common stock per unit thereof, as of the execution date of this Agreement, subscription price for per share is NT$14.6, outstanding units of certificates of employee stock options are 40,541,170 units.

Article 3: Conversion Ratio of the Merger and New shares to be Converted

(1)	Except Party B’s shares held by Party A and Party A’s shares held by Party B are cancelled and extinguished on the Merger Closing Date without any conversion thereof, based on the audited financial statement as of December 31,2005 being the calculation basis and in consideration of business operation, stock market price, earnings per share, net asset value per share, company outlook of both parties, Party A’s expected profit distribution in year 2005, Party B’s convertible corporate bonds, Party B’s certificates of employee stock options, other relevant factors and written fairness opinion regarding reasonableness of conversion ratio from the independent expert, the parties herein agree that 3.5 shares of common stock of Party B will be canceled and extinguished and converted in to one share of common stock ex-rightof Party A of year 2005 (“Conversion Ratio”), Surviving Company expects to issue approximate 1,475,435,221 shares of common stocks, par value NT$10, aggregate amountof new issued shares is approximate NT$14,754,352,210; provided however that the total number of actually new issued shares is decided on the number of actual issued common stocks of Dissolved Company (including the number of shares of convertible corporate bonds holders by exercising convertible rights and of certificates of employee stock options holders by exercising subscription rights ) multiplied by Conversion Ratio.
(2)	With respect to a fraction of a share of new issued Party A’s common stocks for conversion pursuant to the preceding paragraph, Party A will pay an amountof cash (rounded down to the nearest whole NT dollar below) in proportion to such fraction based on par value, and Party A authorizes the chairperson of Board of Directors to request specific persons to undertake to procure the aforesaid fractions of Party A’s common stocks.

Article 4: Adjustments to Conversion Ratio

From the date of execution of this Agreement until the Merger Closing Date, in any following events, the Conversion Ratio as set forth in Article 3 shall be negotiated and adjusted by both parties’ Boards of Directors authorized by shareholders’ meetings respectively, and the number of new issued shares arising from the Merger shall be adjusted accordingly:

(1)	Except shareholders’ stock dividends NT$1,749,164, 140 and cash dividends NT$1,749,164, 140; employees’ stock dividends NT$886,050,410 and cash dividends NT$379,735,891, which will be submitted for resolution at the annual general meeting of shareholders of year 2006 , in the eventof capital increase in the form of cash, distribution of shares or capitalization of employees’ bonus, distribution of stock dividends, cash dividends, engaging in capitalization of capital reserve, issuance of convertible corporate bonds, corporate bonds with stock subscription right, preferred stocks with stock subscription right, stock subscription warrantor issuance of other like securities with the nature of shares , Conversion Ratio will be negotiated and adjusted jointly by both parties’ Boards of Directors;

(2)	in the eventof company material assets disposition by either party, which causes material effecton company’s finance or business, or occurrence of calamity or other material events, which cause material effecton shareholders’ rights or price of securities, Conversion Ratio will be negotiated and adjusted jointly by both parties’ Boards of Directors; or

(3)	in the eventof necessity for adjusting Conversion Ratio pursuant to Article 3 under the circumstance in compliance with the comments with respect to the Merger from the relevant governmental authorities or for the purpose of obtaining approval with respect to the Merger from the relevant governmental authorities (including the permit to consent the consolidation by the Fair Trade Commission, the approval opinion of the Taiwan Stock

~ 26 ~

Exchange Corporation with respect to the maintenance of the listed company of Party A after the Merger, the approval by Financial Supervisory Commission of the Executive Yuan with respect to issuing of new share by the capital increase as a resultof the Merger and other approval by the relevant governmental authorities), Conversion Ratio will be negotiated and adjusted jointly by both parties’B oards of Directors.

Article 5: Surviving Company Capital, Number and Classification of Shares after the Merger

The authorized capital of Surviving Company after the consummation of the Merger is NT $ 90,000,000,000, consisting of 9,000,000,000 shares of common stock, par value NT$10, which may be issued in installments, 100,000,000 of which shares have been reserved for issuance upon exercise of certificate of employee stock options, par value NT$10; after issuing common stocks pursuant to Article 3, the tentative paid-in capital is NT$75,695,038,080, tentative issuance of 7,569,503,808 shares of common stock.

Upon the Merger, in the event increase or decrease in the paid-in capital of Dissolved Company from the execution date of this Agreement to the Merger Closing Date causes increase or decrease in the number of new issued shares of Surviving Company arising from the Merger, the aforesaid paid-in capital and number of issued shares will be adjusted accordingly.

Article 6: Merger Closing Date

The Merger Closing Date shall be set by the respective Boards of Directors, under authorization of resolution from the shareholders’ meetings, and also upon the approvals by competent Authorities, whereas the resolution of respective Boards of Directors shall be made accordingly in addition thereto. The parties agree that the Merger Closing Date will tentatively be October 1, 2006. However, in the event that the parties are not able to obtain the necessary approvals/permissions (including the permit to consent the consolidation by the Fair Trade Commission, the approval opinion of the Taiwan Stock Exchange Corporation with respect to the maintenance of the listed company of Party A after the Merger, the approval by Financial Supervisory Commission of the Executive Yuan with respect to issuing of new share by the capital increase as a resultof the Merger and other approval by the relevant governmental authorities) prior to the Merger Closing Date, or both parties consider it necessary to alter such effective date on other accounts, such decision of alternation is to be jointly negotiated and made by the Boards of Directors of both parties.

Article 7: Prohibited Actions

Unless a prior written consent is given by the other Party, upon the effectuation of this Agreement, either Party A or Party B is not allowed to perform one of the following actions prior to the Merger Closing Date:

(1)	Those activities materially affected the company in finance, or business aspects, pursuant to Article 185, Section 1 of the Company Law.
(2)	To engage any agreements which materially affect the rights and benefits of the company, or to pledge any substantial undertakings, so as to materially and adversely impact the company.
(3)	To repurchase treasury stocks, provided however, to repurchase in accordance with Article 11 of this Agreement is not prohibited.
(4)	To amend the Certificate of Incorporation, or to adjust the job title of corporate employees, or to alter the position of directors, supervisors, managers or the compensation, salaries or benefits of any employee, but for the necessity of running the daily operation of the company, and there is no impact to the Conversion Ratio of this Agreement are not prohibited herein.
(5)	Except for the conversion into common stocks form a corporate bonds holder of company, and the exercise of stock option to purchase common stocks by employees, as well as Party A resolved in its annual general meeting of shareholders in year 2006 for distribution of the stock dividends and employees’ stock dividends, to issue new shares for cash or any securities that with share natures, Or
(6)	To proceed with decrease of capital, liquidation, dissolution or restructuring.

Article 8: Process of Merger and Time Schedule

(1)	Both parties should obtain the approving resolution of this Merger from the respective shareholders’ meetings on June 16, 2006.

(2)	Both parties should proceed with the Merger by following the prescribed schedule under this Agreement, in the event that either party is not able to convene its annual shareholders’ meeting on June 15, 2006 and to have this Merger approved, thus making this Merger is not completed on the tentative Merger Closing Date, the Boards of Directors of both parties should negotiate the alteration of

~ 27 ~

Merger Schedule, in order to continue the process, and not to affect the validity of this Agreement.

Article 9: Representations and Warranties by both Parties

Party A and party B each, represents and warrants to the other party, as of the date of execution of this Agreement, each of the following shall be true and correct,

(1)	The company is duly organized and existing: the company is a legal entity thatorganized and registered in accordance with the ROC Company Law, and up to present it is still legal in its presence in the form of corporation, and further, it has already obtained all necessary business permits, licenses, permissions and other relevant certificates to operate its business.
(2)	The authorized and paid-in capital: its authorized and paid-in capital and the shares of stock under the registration are stated in Article 2.
(3)	The authorization and resolution from the Board of Directors: the Board of Directors has already resolved to approve this Merger.
(4)	The legality of the Merger: bothexecution and performance of this Agreement do not violate (i) any currently promulgated laws and regulations, (ii) any court judgments or decrees, orders or decisions from competent authorities, (iii) Certificate of Incorporation, (iv) by laws, any legally binding contracts, agreements, representations, undertakings, guaranties, warranties, promises or any other obligations, provided however, for those agreements (hereinafter referred to as “agreements demanding consent”) which already disclosed to the other party, where it should, in accordance with relevant contractual terms, obtain the consent from its counter party of this Agreement, are not included herein.
(5)	The books and data of finance: for those books and data of finance provided with by one party to the other, are produced and complied in accordance with the Business Accounting Act and the ROC GAAP.
(6)	Litigations and non-suit proceedings: as of the date of execution of this Agreement, there is not any litigation or non-suit proceedings in existence, which outcome may materially cause dissolution or change of the corporate structure, capital, business plans, financial status, cease in production, or any other serious and adverse influence that may affect the business operation or finance status.
(7)	Assets and liabilities: all assets and liabilities are clearly listed in the financial books and data that already produced to the other party.
(8)	Contingent liabilities: other than those information already disclosed in financial books and data that produced to the other party, there is not any contingent liability which may materially and adversely cause the company any substantial and disfavored impact to company either in business or finance aspect.
(9)	Contracts and undertakings: as of the date of execution of this Agreement, all executed, agreed or promised material contracts in whatsoever forms, agreements, representations, guaranties, warranties, promises or any other obligations are all provided with the other party, or duly notified, there is not any misrepresentation, false and untrue statement.
(10)	Labor Dispute: other than those already disclosed to the other party, there is not any labor dispute or any violation of relevant labor laws and regulation that caused any citations or penalty from labor authorities.
(11)	Environmental protection events: for all operating business, if by relevant environmental protection laws, either party should obtain permission on establishmentof contaminating facility or the permission on emitting contamination, or make the paymenton the imposed contamination prevention fee/duty, or the establishmentof environmental protection professional employees, all such obligations are fully complied with, and further, there is not any environmental contamination related dispute, or any actual emitted contamination event that sanctioned by competent authority, which may materially and adversely affect the company either in business or finance aspect.
(12)	Other events: for party A, as of the date of execution of this Agreement, there is not any other violation of laws and regulation, or loss of business credits or any other adverse events that may affect the continuity of business operation.

Article 10: Both Parties’ Obligations ought to be performed prior to the Merger

Exceptotherwise agreed upon, from the execution date of this Agreement to the Merger Closing Date, both Parties shall perform the following obligations:

(1)	Both parties shall abide by those contracts where demanding consent of this merger from counterparty, and notify the same of counterparty, for obtaining whose consentof this merger.
(2)	Party B shall, according to its already issued convertible bonds, abide by the relevant contractual terms to notify its creditors and trustee to complete other necessary procedures that stipulated in those contracts.
(3)	In the event that either party occurs to the adjustmentof Conversion Ratio that stipulated in Article 4 in this

~ 28 ~

Agreement, that party shall notify the other party of such event, and act upon integrity, to provide with all necessary information in good faith.
(4)	Any eventoccurs to either party that contradicts to the representations and warranties as stated in Article 9, that party shall immediately notify the other party of such event, and to provide with all necessary information.
(5)	The party who owns or utilizes any asset shall retain and manage such asset in due course, thus enabling the Surviving Company to continue its proper use after the Merger.
(6)	Either party shall, by following law, act in good faith; maintain accounting, finance, transaction, litigation and all other documents in connection with corporate assets and business operation.
(7)	Either party shall, by following relevant laws and regulation, Certificate of Incorporation and by laws and so forth, operate the business in accordance with the generally accepted and reasonable business practice, acting in good faith by due business care, to continue operate and manage its business activities.

Article 11: Handling of Objecting Shareholders

(1)	Where a shareholder of Party A and/or Party B lawfully raises an objection against the proposition of this Merger, it shall be handled in accordance with the Company Law, the Enterprise Merger and Acquisition Law and relevant laws and rules.

(2)	Unless otherwise provided by the relevant laws and regulations, the shares taken back by Party A and/or Party B shall be cancelled on the Merger Closing Date, and the number of shares of the new shares issued by Party A due to the merger as well as the paid-in capital after the merger shall be reduced accordingly.

Article 12: Creditors’ Notice and Publication

(1)	After the passing of resolution by the respective shareholders’ meetings of the parties, the balance sheet and listof assets shall be prepared and be immediately and separately notified and publicized to each creditor, and to designate a deadline with over 30 days for each creditor to raise an objection before the deadline.

(2)	If a creditor raises an objection during the said deadline, Party A or Party B shall clear such debtor provide sufficient security.

Article 13: Rights and Obligations after the Merger

From the Merger Closing Date, unless otherwise provided by the laws and regulations or otherwise agreed under this Agreement, the rights and obligations and credits and debts of Party B which are still effective as of the Merger Closing Date will be assumed by Party A. From the Merger Closing Date, all the assets, liabilities and all rights and obligations (including but not limited to patent, copyright, trademark, other intellectual property right, contract, the qualification and status of the participating issuer of global depository receipts as well as the convertible corporate bonds and certificates of employee stock options issued by Party B) as listed on Party B’s books will be assumed by Party A.

Article 14: Employee after the Merger

From the Merger Closing Date, Party A agrees to continue employing employees retained by Party B, and agrees to recognize the seniority of Party B’s employees prior to the Merger Closing Date.

Article 15: Tax and Expense

Except as otherwise provided under this Agreement, all tax or expenses incurred by the signing or performance of this Agreement, other than those which qualify for tax exemption or waiver, will be bore by Party A, but the relevant expenses for attorneys and accountants, among others, will be bore by each of the parties. If this Merger did notobtain the approval of the governmental authorities or is cancelled, terminated or does not take effect for other reasons, then except as otherwise provided under this Agreement, the expenses incurred will be equally shared by the parties.

Article 16: The Certificate of Incorporation and Re-election of Directors and Supervisors of the Surviving Company after the Merger

~ 29 ~

The Certificate of Incorporation of the Surviving Company after the merger shall be the Certificate of Incorporation as originally regulated, but the relevant provisions shall be amended in lightof this Agreement. The authorized capital after the merger shall be amended in the resolution of this Merger by the shareholders’ meeting of the Surviving Company.

Unless otherwise agreed by the Board of Directors of both parties, the Surviving Company shall have nine directors and three supervisors, and for Party A to recommend seven directors and for Party B to recommend two directors. Both parties shall cause the current directors and supervisors of both parties, based on the principle of good faith and to the extent permitted by laws and regulations, to make their utmost efforts to assist the directors and supervisors as recommended by the other party to be legally elected as the directors and supervisors of the Surviving Company.

The Surviving Company shall have a Chairperson, a Vice-Chairperson and a President. The first Chairperson of the Surviving Company after the merger will be recommended by Party A, and the first Vice-Chairperson will be recommended by Party B, which will then be submitted for reference to the Board of Directors of the Surviving Company, and then be elected in accordance with the law; the first President after the merger will be recommended by Party A, and then be submitted for reference to the Board of Directors of the Surviving Company to retain. Both parties shall cause the first Board of Directors of the Surviving Company after the merger, based on the principle of good faith and to the extent permitted by laws and regulations, to make its utmost effort to assist the Chairperson, Vice-Chairperson and President recommended by the other party to be legally elected and retained.

Article 17: Principle in Handling Securities of the Dissolved Company Having the Nature of Shares

(1)	The domestic and overseas convertible corporate bonds of the Dissolved Company shall be assumed and issued by the Surviving Company after the Merger Closing Date, and its conversion price shall be adjusted in accordance with the final Conversion Ratio of this Merger.

(2)	All the rights and obligations of the employee stock options issued by the Dissolved Company before the record date for calculating the stock Conversion Ratio will be assumed by the Surviving Company from the Merger Closing Date, the issuance and conditions for purchasing the stock being the same as the original conditions for issuance and purchase of stock, provided that the price for purchase of stock and the volume which each unit may purchase shall be adjusted according to the final Conversion Ratio.

Article 18: Addition of Parties Joining the Merger

Before the completion of this Merger, if there are other companies that intend to join the merger, the various procedures and juristic acts which were already in progress shall be re-done by all the companies joining the merger.

Article 19: The Effectiveness and Performance of this Agreement

(1)	This Agreement is signed after it is approved by resolution of the Boards of Directors of both parties, and will take effect after it is approved by the resolution of each party’s shareholders’ meeting as well as having obtained the permitor approval of the relevant governmental authorities (including the permit to consent the consolidation by the Fair Trade Commission, the approval opinion of the Taiwan Stock Exchange Corporation with respect to the maintenance of the listed company of Party A after the Merger, the approval by Financial Supervisory Commission of the Executive Yuan with respect to issuing of new share by the capital increase as a resultof the Merger and other approval by the relevant governmental authorities) .

(2)	After this “Merger Agreement” is approved in the shareholders’ meetings of both parties, each of its shareholders’ meetings may authorize its Board of Directors to make necessary adjustments with respect to each provision.

Article 20: Cancellation of the Agreement

Before the Merger Closing Date, if there is any one of the circumstances below of Party A or Party B, then one party may notify the other party in writing to cancel this Agreement:

(1)	Both parties agree to cancel this Agreement in writing.

(2)	The shareholders meeting of either party did not approve this Merger.

~ 30 ~

(3)	The Surviving Company or Dissolved Company breaches the representations, warranties, undertaking or material event made under this Agreement and, having one party notified the other party in writing to cure within a designated period of time and the other fails to so cure, it may notify the other company to cancel this Agreement in writing.

(4)	The relevant governmental authorities mandatorily requires the amendment of the contents of this Agreement according to the law, to which the Surviving Company or the Dissolved Company is unable to cooperate to so amend having made its utmost commercial efforts, then either party may cancel this Agreement by notifying the other party in writing.

After the cancellation of this Agreement, both parties shall take necessary actions to stop the progress of this Merger, and either party may request the other party to return or destroy the documents, information, files, items, plans, trade secrets and other tangible information obtained from the other party according to this Agreement. The party that returns or destroys shall have a person with representative authority to issue an undertaking that the duty to return or destroy under this provision is fully performed.

Article 21: Miscellaneous

(1)	The laws of the Republic of China shall be the governing law for the interpretation, effectiveness and performance of this Agreement. Where there is any matter not regulated under this Agreement, it shall be processed according to the relevant laws and regulations.

(2)	In the event that any clause under this Agreement is inconsistent with the relevant laws and regulations and becomes invalid, then only such portion which is inconsistent shall be invalid, while the other clauses of this Agreement shall remain valid. If it is necessary for any clause of this Agreement to be amended according to the instruction of the relevant governmental authorities, then it shall be amended according to the instruction of the relevant governmental authorities, or to have the Board of Directors of both parties to jointly amend according to the instruction of the relevant governmental authorities.

(3)	Any dispute arising under this Agreement shall have the Taiwan Taipei District Court as the courtof first in stance.

(4)	An amendmentof this Agreement can only be made by having both parties agree in writing.

(5)	Any accord, agreementor commitment made by both parties prior to the signing of this Agreement with respect to this Merger are superseded by this Agreement and becomes ineffective.

(6)	The titles used under this Agreement are for convenience and reference only, and are not relevant to the interpretation of this Agreement.

(7)	Without the prior written consentof the other party, either party may not transfer this Agreement to a third party, or to assign the rights under this Agreement to a third party or to have any third party assume the obligations of th is Agreement.

(8)	This Agreement shall be binding upon the successors or assigns of either party.

(9)	If either party is unable to perform or delays in performing an obligation under this Agreement due to factors of force majeure such as judgmentor order of the court, the decree or order of the relevant agency in charge, war, hostility, blockade, riot, revolution, labor strike, stoppage of work, fire, typhoon, tsunami or floods, among others, then it is not liable for any responsibility to the other party.

However, in the occurrence of any of the above force majeure, either party shall notify the other party within three days upon knowledge thereof; provided that the foregoing provision does not release that either party shall, as soon as the eventof force majeure is terminated, apply this Agreement and the obligation to perform its duties. If such eventof force majeure continues for a period of over three months, then either party may notify the other party before the Closing Merger Date to terminate this Agreement.

(10)	Unless the laws and regulations provide otherwise or if it is otherwise agreed under this Agreement, both parties agree to strictly keep confidential any documents, information, files, items, plans, trade secrets and other tangible and intangible information of confidential nature which were transmitted by the other party or obtained

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from the other party before the Merger Closing Date based on the purpose of this Merger. Notwithstanding any cancellation, rescind, termination or any reason causing this Agreement to become ineffective, the foregoing duty of confidentiality shall remain effective.

(11)	This Agreement shall be made in one form in two original copies, one copy of which to be retained by each party, with several photocopies for keeping.

Parties to the Merger Agreement:

Party A: AU Optronics Corporation

                    Chairman: Kuen-Yao Lee

                    Address: No.1, Li-Hsin 2 Road, Hsinchu Science Park

Party B: Quanta Display Incorporated

                    Chairman: Barry Lam

                    Address: No.189, Hua-Ya 2 Rd, Kuei-Shan Hsiang,

                    Taoyuan Hsien

                    April 7, 2006

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Attachment 6:

AU Optronics Corp. to Merge with Quanta Display Inc.
Reportof Fairness Opinion

To AU Optronics Corp.

Subject

According to the Article 22 of the Regulations Governing the Acquisition or Disposal of Assets by Public Companies announced and amended by the Financial Supervisory Commission, Executive Yuan on April 8, 2005, we are engaged to give an opinion on the reasonableness of the share exchange ratio for your merger with Quanta Display Inc. ( “QDI”).

Explanations
1.	The consolidation date of the merger is targeted on October 1st, 2006. AU Optronics Corp. ( “AUO” or the “Company”) will issue new common shares to the shareholders of QDI and every 3.5 QDI common shares will be exchanged for one common share of the Company (“Exchange Ratio”).

2.	The major considerations and computation data of Exchange Ratio are as follows:
The Exchange Ratio is basically determined by the public trading market prices of AUO and QDI for the first quarter of 2006.

Basis	AUO	QDI

The average market price of first quarter 2006	NT $47.97	NT $11.98
Exchange Ratio	1	4.00
The decision made by the Company is based on the above market prices as well as the synergy of the consolidation. After negotiation, every 3.5 QDI common shares will be exchanged for one common share of the Company as the final share exchange ratio.

3.	In conclusion, via considering the above reasons, the process of decision making is objective, as well as the trade price determined by the public market price of bothentities is reasonable. Therefore, we believe the Exchange Ratio for the merger with QDI is reasonable and objective.

DIWAN, ERNST & YOUNG
CERTIFIED PUBLIC ACCOUNTANTS
Taipei, Taiwan
Republic of China
April 7, 2006

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Attachment 7:
Comparison Table for the Articles oIfncorporation
Before and After Amendments
Number of Article	Before Amendment	After Amendment	Reason for Amendment
Article 2

     The scope of business of the Company shall be as follows:
1. CC01080 Electronic parts and components manufacturing business
2. F119010 Electronic material wholesale business
3. CC01030 Electronic appliances and AV electronics products manufacturing business

     To research, develop, produce, manufacture and sell the following products:
     (1) Plasma display and related systems
     (2) Liquid crystal display and related systems
     (3) Organic light emitting diodes and related systems
     (4) Amorphous silicon photo sensor device parts and components
     (5) Thin film photo diode sensor device parts and components
     (6) Thin film transistor photo sensor device parts and components
     (7) Touch imaging sensors
     (8) Full color active matrix flat panel displays
     (9) Field emission displays
     (10) Single crystal liquid crystal displays
     (11) Original equipment manufacturing for amorphous silicon thin film transistor process and flat panel display modules
     (12) Original design manufacturing and original equipment manufacturing business for flat panel display modules
     (13) The simultaneous operation of a trade business relating ttohe Company’s business
     The operation of the businesses listed above shall be conducted in accordance with the relevant laws and regulations.

     The scope of business of the Company shall be as follows:
1. CC01080 Electronic parts and components manufacturing business
2. F119010 Electronic material wholesale business (for operations outside the Science Park only)
3. CC01030 Electronic appliances and AV electronics products manufacturing business (for operations within Central Taiwan Science Park only)

     To research, develop, produce, manufacture and sell the following products:
(1) Plasma display and related systems
(2) Liquid crystal display and related systems
(3) Organic light emitting diodes and related systems
(4) Amorphous silicon photo sensor device parts and components
(5) Thin film photo diode sensor device parts and components
6) Thin film transistor photo sensor device parts and components
(7) Touch imaging sensors
(8) Full color active matrix flat panel displays
(9) Field emission displays
(10) Single crystal liquid crystal displays
(11) Original equipment manufacturing for amorphous silicon thin film transistor process and flat panel display modules
(12) Original design manufacturing and original equipment manufacturing business for flat panel display modules
(13) The simultaneous operation of a trade business relating ttohe Company’s business
     The operation of the businesses listed above shall be conducted in accordance with the relevant laws and regulations.

In accordance with the requirements by the competent authority
Article 5	The total capital of the Company is Seventy Billion New Taiwan Dollars (NT$70,000,000,000), divided into Seven Billion (7,000,000,000) shares with a par value of Ten New Taiwan Dollars (NT$10) each and in registered form. The Board of Directors is authorized to issue the un-issued shares iIn nstallments.
A total of 100,000,000 shares among the above ttoal capital should be reserved for issuance of employee stock options, which may be issued iIn n stallments.	The total capital of the Company is Ninety Billion New Taiwan Dollars (NT$90,000,000,000), divided into Nine Billion (9,000,000,000) shares with a par value of Ten New Taiwan Dollars (NT$10) each and in registered form. The Board of Directors is authorized to issue the un-issued shares in installments.
		A total of 100,000,000 shares among the above total capital should be reserved for issuance of employee stock options, which may be issued in In stallments.	To meet the operation need
Article 9	Unless otherwise provided in the Company Law, a resolution shall be adopted at a meeting attended by the shareholders holding and representing a majority of the total issued and	Unless otherwise provided in the Company Law, a resolution shall be adopted at a meeting attended by the shareholders holding and representing a majority of the total issued and	To accommodate the amendmentof

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Number of Article	Before Amendment	After Amendment	Reason for Amendment
	outstanding shares and at which meeting a majority of the attending shareholders shall vote in favor of the resolution. In case a shareholder is unable to attend a shareholders’ meeting, such shareholder may issue a proxy in the form issued by the Company, setting forth the scope of authorization by signing and affixing such shareholder’s seal on the proxy form for the representative to be presenton such shareholder’s behalf. Except for trust enterprises or other stock transfer agencies approved by the securities authorities, if a person is designated as proxy by more than two shareholders, any of his voting rights representing in excess of 3% of the total issued and outstanding shares shall not be considered. The Company shall receive the proxy instrument five days prior ttohe date of the shareholders’ meeting. If more than one proxy is received with respect ttohe same shareholder, the earlier one received by the Company shall be legally effective.	outstanding shares and at which meeting a majority of the attending shareholders shall vote in favor of the resolution. In case a shareholder is unable to attend a shareholders’ meeting, such shareholder may issue a proxy in the form issued by the Company, setting forth the scope of authorization by signing and affixing such shareholder’s seal on the proxy form for the representative to be presenton such shareholder’s behalf. Except for trust enterprises or other stock transfer agencies approved by the securities authorities, if a person is designated as proxy by more than two shareholders, any of his voting rights representing in excess of 3% of the total issued and outstanding shares shall not be considered. The relevant matters related ttohe use and rescission of the proxy shall be conducted in accordance with the Company Law and applicable rules.	law and regulation and in crease the operation flexibility
Article 10	The Company shall have seven to nine directors and three supervisors elected at shareholders’ meetings and the person to be elected must have legal competence. The term of office for all directors and supervisors shall be three (3) years. The directors and supervisors are eligible for re-election. The number of shares held by all directors collectively and all supervisors collectively shall not be lower than their respective percentages stipulated by government authority in accordance with relevant laws.

     The Company shall have seven to nine directors and three supervisors elected at shareholders’ meetings and the person to be elected must have legal competence. The term of office for all directors and supervisors shall be three (3) years. The directors and supervisors are eligible for re-election.

     The Board is authorized to determine the compensation for the directors and supervisors, taking into account the extent and value of the services provided for the Company’s operation and with reference ttohe standards of local and overseas industry.

To meet the operation need
Article 10-1 (New)		In pursuant ttohe Article 183 of the Securities and Exchange Act, the Company shall have 3 independent directors on the Board. The independent directors shall be nominated under the Candidate Nomination System, and be elected from among the nominees listed in the roster of independent director candidates. The professional qualifications, restrictions on the shareholdings and concurrent positions held, method of nomination, and other matters with respect to independent directors shall be in compliance with the laws and regulations prescribed by the competent authority.	To accommodate the amendmentof law and regulation and meet the operation need
Article 15	Where the Company has a profit at the end of each fiscal year, the Company shall first allocate the profit to recover losses for preceding years. Ten percentof any remaining net earnings shall be allocated as the Company’s legal reserve. The balance shall be distributed as follows:
1. employee bonus: 5% to 10%;
2. remuneration of directors and supervisors: no more than 1%; and
3. all or a portion of the remaining balance shall be distributed as shareholders’ dividends.
The Company’s dividend policy will be to pay dividends from surplus. Upon consideration of factors such as the Company’s current and future

     Where the Company has a profit at the end of each fiscal year, the Company shall first allocate the profit to recover losses for preceding years. Ten percentof any remaining net earnings shall be allocated as the Company’s legal reserve and a certain amount shall be allocated as special reserve in accordance with applicable laws and regulations or as requested by the competent authority. The balance shall be distributed as follows:
1. employee bonus: 5% to 10%;
2. remuneration of directors and supervisors: no more than 1%; and
3. all or a portion of the remaining balance shall be distributed as shareholders’ dividends.

To accommodate applicable law and regulation

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Number of Article	Before Amendment	After Amendment	Reason for Amendment
	investment environment, cash requirements, competitive conditions inside and outside of the R.O.C. and capital budget requirements, the shareholders’ interest, maintenance of a balanced dividend and the Company’s long term financial plan, the Board shall propose the profit allocation each year subject to relevant laws, then submit such proposal ttohe shareholders’ meeting for approval. In principle, no less than 10% of the total dividend to be paid with respect to any fiscal year shall be paid in the form of cash. However, the ratio for cash dividend may be adjusted in accordance with the actual profits generated in and the operation status of the fiscal year concerned.	The Company’s dividend policy will be to pay dividends from surplus. Upon consideration of f a ctors such as the Company’s current and future in vestment environment, cash requirements, competitive conditions inside and outside of the R.O.C. and capital budget requirements, the shareholders’ interest, maintenance of a balanced dividend and the Company’s long term financial plan, the Board shall propose the profit allocation each year subject to relevant laws, then submit such proposal ttohe shareholders’ meeting for approval. In principle, no less than 10% of the total dividend to be paid with respect to any fiscal year shall be paid in the form of cash.
Article 17	These Articles of Incorporation were enacted by the incorporators in the incorporators meeting held on July 18, 1996…… (omitted) The twelfth amendment was made on June 14, 2005.

     These Articles of Incorporation were enacted by the incorporators in the incorporators meeting held on July 18, 1996……

(omitted)

The twelfth amendment was made on June 14, 2005.

The thirteenth amendment was made on June 15, 2006.

To add the amendment date

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Attachment 8:

Comparison Table for the Rules for the Election of Directors and Supervisors
(“Rules”)
Before and After Amendments

Approved by the Shareholders’ Meeting on April 17, 1997

Amended by the Shareholders’ Meetings on May 21, 2002, and June 15, 2006

Number of Article	Before Amendment	After Amendment	Reason for Amendment
Article 1	The Rules specified herein shall govern the election of the Company’s directors and supervisors.	Unless otherwise provided in applicable laws and regulations or the Articles of Incorporation of the Company, the Rules specified herein shall govern the election of the Company’s directors and supervisors.	The law and the Company’s Articles of Incorporation shall surpass the Rules.
Article 3	The Company’s directors and supervisors should be elected through cumulative voting.	The Company’s directors and supervisors should be elected through single-named cumulative voting.	To meet the actual need
Article 6	A candidate shall choose to be elected as either director or supervisor except for a legal entity shareholder, which can appoint different representatives to be elected as director and supervisor respectively.	A candidate shall choose to be elected as either director or supervisor.	To accommodate the amendmentof law and regulation
Article 7	The Board of Directors shall, upon preparing the ballots, have the ballots numbered in a series and enter the voting rights on each ballot. The ballot box shall be prepared by the Board of Directors and shall be checked in public by the inspector before voting.	The Board of Directors shall, upon preparing the ballots, enter the voting rights on each ballot. The ballot box shall be prepared by the Board of Directors and shall be checked in public by the inspector before voting.	To meet the actual need
Article 8	At the beginning of the election, the chairman shall appoint the inspector, announcer, and counter ttoake charge of monitoring, announcing, and counting of the votes.	At the beginning of the election, the chairman shall appoint the inspector and counter ttoake charge of monitoring and counting of the votes.	To meet the actual need
Article 9	A shareholder willing to run for director or supervisor shall prepare a written notice specifying his/her name and shareholder’s number (or ID number), and a letter of intent to serve as a director or supervisor. The foregoing documents, coupled with the photocopy of such shareholder’s ID card, shall arrive at the Company 7 days prior ttohe shareholders’ meeting date. Such shareholder shall not be included in the candidate list if required documents are incomplete, are in correct after verification by the Company, or have not arrived at the Company in time. The non-shareholder candidate shall be limited to a natural person. The Company shall announce the candidate list at the shareholders’ meeting. If there are candidates with the same names, additional mark shall be added ttohe list for identification	The Company adopts the Candidate Nomination System for the nomination of candidates to serve as independent directors. The Board or the shareholders holding 1% or more of the Company’s total issued and outstanding shares are entitled to submit a roster of candidates for consideration as independent directors in pursuant to the Company Law and other applicable rules. The Company shall announce publicly the nomination submission period, the number of independent directors to be elected, the place for eligible shareholders to submit their nomination, and other relevant information prior ttohe commencement of the book closed period prior ttohe Company’s shareholders’ meeting.
		The qualifications of the candidates for consideration as independent directors shall be in	To accommodate the amendmentof law and regulation

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Number of Article	Before Amendment	After Amendment	Reason for Amendment
	purpose.	compliance with applicable laws and regulations.
Article 10	Each voter shall fill the candidate’s name in the “candidate” column of the ballot, in accordance with the announced candidate list, and place it in the ballot box. If there are candidates with the same names, additional mark shall be added on the column for identification purpose in accordance with the announced candidate list. If the candidate is a representative designated by a legal entity, both the names of the legal entity and such representative shall be filled inttohe ballot.	If the candidate is a shareholder of the Company, voters shall fill the candidate’s name and shareholder’s number in the “candidate” column of the ballot; if the candidate is not a shareholder of the Company, voters shall fill the candidate’s name and ID number in the “candidate” column. If the candidate is a government agency or a legal entity, voters shall fill the name of the government agency or the legal entity or the name of their representative in the column. In the event that several candidates represent a government agency or a legal entity, the names of the representatives shall be filled separately in the column.	To meet the actual need, and revise with reference to the sample of “Procedures for the election of directors and supervisors” promulgated by the competent authority.
Article 11

A ballot shall be deemed void if such a ballot:
1. Is not a ballot provided under the Rules;
2. Is placed inttohe ballot box blank;
3. Contains illegible words or corrections;
4. Contains a name which is inconsistent with the announced candidate list;
5. Contains any words or marks other than those specified in Article 10;
6. Is not filled out in accordance with Article 10 or is filled incompletely; or
7. Contains 2 or more names of candidates.

A ballot shall be deemed void if such a ballot:
1. Is not a ballot provided under the Rules;
2. Is placed inttohe ballot box blank;
3. Contains illegible words or corrections;
4. Contains a name or shareholder’s number in the “candidate” column which is inconsistent with the shareholder’s register if the candidate is a shareholder of the Company; Contains a name or ID number in the “candidate” column which is incorrect if the candidate is not a shareholder of the Company;
5. Contains any words or marks other than those specified in Article 10;
6. Is not filled out in accordance with Article 10 or is filled incompletely; or
7. Contains 2 or more candidates.

To meet the actual need, and revise with reference to the sample of “Procedures for the election of directors and supervisors” promulgated by the competent authority.
Article 12	The inspector shall supervise the reading and counting of the ballots. The chairman shall announce the result, which has been confirmed by the inspector in writing, immediately thereafter.	The ballots should be counted during the meeting right after the vote casting and the results of the election should be announced by the Chairman at the meeting.	To meet the actual need, and revise with reference to the sample of “Procedures for the election of directors and supervisors” promulgated by the competent authority.

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Attachment 9:

Comparison Table for the Guidelines for Endorsements and Guarantees
(“Guidelines”) Before and After amendments

Number of Article	Before Amendment	After Amendment	Reason for Amendment
Article 2	The Party for Whom the Endorsement/Guarantee to be Provided by the Company: The Company may only provide endorsementor guarantee for its subsidiaries.	The Party for Whom the
Endorsement/Guarantee to be Provided by the Company:
		The Company may only provide endorsementor guarantee for its subsidiaries in which the Company directly or indirectly holds more than 50% of such subsidiaries’ total outstanding voting shares.	To accommodate the amendmentof law and regulation
Article 4

(1) The limiton the aggregate amountof endorsements and/or guarantees (“aggregate limit”) and the limiton the amountof endorsements and/or guarantees provided for any individual subsidiary (“individual limit) shall be first approved by the Board of Directors and submitted to shareholders’ meeting for approval.
(2) The aggregate limit and the individual limit are as follows:

i) the aggregate limit shall be the Company’s net worth as shown in the Company’s latest financial statements audited by the certified public accountant; and
ii) the individual limit shall be 50% of the Company’s net worth as shown in the Company’s latest financial statements audited by the certified public accountant.

(1) The limiton the aggregate amountof endorsements and/or guarantees (“aggregate l i mit”) and the limiton the amountof endorsements and/or guarantees provided for any individual subsidiary in which the Company directly or indirectly holds more than 50% of such subsidiary’s total outstanding voting shares (“individual limit) shall be first approved by the Board of Directors and submitted to shareholders’ meeting for approval.
(2) The aggregate limit and the individual limit are as follows:

i) the aggregate limit shall be the Company’s net worth as shown in the Company’s latest If nancial statements audited by the certified public accountant; and
ii) the individual limit shall be 50% of the Company’s net worth as shown in the Company’s latest financial statements audited by the certified public accountant.

To accommodate the amendmentof law and regulation
Article 13	Miscellaneous
 (1) The term “subsidiary” as used in the Guidelines shall have the same meaning as defined in the Statements for Financing Accounting Standards No. 5 and No. 7 issued by Accounting Research and Development Foundation of the Republic of China.
(2) Matters not provided for in the Guidelines shall be governed by relevant laws, regulations, and the Company’s other internal regulations.
(3) The term “make a public announcement” and “file the necessary report(s)” as used in the Guidelines, shall mean information disclosure posted in the website designated by the SFC.

Miscellaneous

(1) The term “subsidiary” as used in the Guidelines shall have the same meaning as defined in the Statements for Financing Accounting Standards No. 5 and No. 7 issued by Accounting Research and Development Foundation of the Republic of China.
(2) Matters not provided for in the Guidelines shall be governed by relevant laws, regulations, and the Company’s other internal regulations.
(3) The term “make a public announcement” and “file the necessary report(s)” as used in the Guidelines, shall mean information disclosure posted in the website designated by the Financial Supervisory Commission, Executive Yuan.

To accommodate the amendmentof law and regulation
Article 15	The Guidelines were enacted on October 9, 1998 and first amendment was made on May 29, 2003.	The Guidelines were enacted on October 9, 1998; first amendment was made on May 29, 2003 and second amendment was made on June 15, 2006.	To add the date of amendment

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IV. Appendices

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Appendix 1: Shareholding of Directors and Supervisors

As of April 17, 2006, the local record date of 2006 Annual Shareholders’ Meeting, AUO has issued capital stocks for NTD 58,305,471,320, representing 5,830,547,132 common shares. In accordance with the Article 26 of ROC Securities & Exchange Act, the minimum requirements of the collective shareholding are 233,221,885 common shares for Directors and 23,322,189 shares for Supervisors.

As of the local record date, April 17, 2006, the actual collective shareholdings of Directors and Supervisors were 732,299,806 and 756,080,021 shares, respectively. The sum of the both accounted for 13.24% of AUO’s total issued shares. Each of their shareholdings is shown as below:

Title	Name of Representative	Shareholders represented	No. of shareholding	Shareholding %

Chairman	Kuen-Yao (KY) Lee		8,721,509	0.15
Director	Hsuan Bin (HB) Chen		5,519,569	0.09
Director	Po-Yen Lu	BenQ Corporation	716,533,779	12.29
Director	Hsi-Hua Sheaffer Lee	BenQ Corporation	716,533,779	12.29
Director	Hui Hsiung	BenQ Corporation	716,533,779	12.29
Director	Chin-Bing Peng	Darly 2 Venture Ltd.	1,524,949	0.03
Independent Director	Vivien Huey-Juan Hsieh		0	0.00
Independent Director	T.J. Hunag		0	0.00
Independent Director	Cheng-Chu Fan		0	0.00

Total			732,299,806	12.56

Independent Supervisor	Chieh-Chien Chao		0	0.00
Supervisor	Ko-Yung (Eric) Yu	BenQ Corporation	716,533,779	12.29
Supervisor	Shin (David) Chen	CDIB	39,546,242	0.68

Total			756,080,021	12.97

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Appendix 2: AUO Rules and Procedures for Shareholders’ Meeting

Approved by the Shareholders’ Meetings
on April 17, 1997
Amended by the Shareholders’ Meetings
on April 23, 1999

1.	Shareholders’ meeting of the Company shall be conducted in accordance with the Rules and Procedures.

2.	Shareholders or their proxies attending the shareholders’ meeting (the “Meeting”) shall submit the attendance card for the purpose of signing in. The number of shares represented by shareholders or their proxies attending the Meeting shall be calculated in accordance with the attendance cards submitted by the shareholders or their proxies.

3.	The quorum required for the Meeting and the votes cast by the shareholders shall be calculated in accordance with the number of shares representing by shareholders attending the Meeting.

4.	The Meeting shall be held at the head office of the Company or at any other appropriate place that is convenient for the shareholders to attend. The time to start the Meeting shall not be earlier than 9:00 a.m. or later than 3:00 p.m.

5.	The chairman of the board of directors shall be the chairman presiding at the Meeting in the case that the Meeting is convened by the board of directors. In case the chairman of the board of directors is on leave or cannot exercise his power and authority for any reason, the vice chairman shall act on behalf of the chairman. In case the Company has no vice chairman, or the vice chairman is also on leave or unable to exercise his and authority for any reason, the chairman of the board of directors shall designate one of the directors to act on behalf of the chairman. If the chairman does not make such designation, the directors shall elect from and among themselves an acting chairman of the board of directors. If the Meeting is convened by the person other than the board of directors who is permitted to convene such Meeting, such person shall be the chairman presiding the Meeting.

6.	The Company may appoint designated counsel, CPA or other related persons to attend the Meeting.

7.	The process of the Meeting shall be tape-recorded or videotaped and these tapes shall be preserved for at least one year.

8.	Chairman shall call the Meeting to order at the time scheduled for the meeting. If the number of shares represented by the shareholders present at the Meeting has not yet constituted the quorum at the time scheduled for the Meeting, the chairman may postpone the time for the Meeting . The postponements shall be limited to two times at the most and Meeting shall not be postponed for longer than one hour in the aggregate. If after two postponements no quorum can yet be constituted but the shareholders present at the Meeting represent more than one-third of the total outstanding shares of the Company, tentative resolutions may be made in accordance with Paragraph 1, Article 175 of the Company Law of the Republic of China. If during the process of the Meeting the number of shares represented by the shareholders present becomes sufficient to constitute the quorum, the chairman may submit the tentative resolutions to the Meeting for approval in accordance with Article 174 of the Company law of the Republic of China.

9.	The agenda of the Meeting shall be set by the board of directors, if the Meeting is convened by the board of directors. The Meeting shall proceed in accordance with the agenda unless otherwise resolved at the Meeting. During the Meeting, the chairman may, at his/her discretion, set time for intermission. Unless otherwise resolved at the Meeting, the chairman cannot announce adjournment of the Meeting before all the discussion items listed in the agenda are resolved. The shareholders cannot designated any other person as chairman and continue the Meeting in the same or other place after the Meeting is adjourned.

10.	When a shareholder present at the Meeting wishes to speak, a speech note should be filled out with summary of the speech, the shareholder’s number, and the name of the shareholder. The sequence of speeches by shareholders

~ 42 ~

should be decided by the chairman. If any shareholder presenting the Meeting submits a speech note but does not speak, no speech should be deemed to have been made by such shareholder. In case the contents of the speech of a shareholder are inconsistent with the contents of the speech note, the contents of actual speech shall prevail. Unless otherwise permitted by the chairman and the shareholder in speaking, no shareholder shall interrupt the speeches of the other shareholder, otherwise the chairman shall stop such interruption.

11.	Unless otherwise permitted by the chairman, each shareholder shall not, for each discussion item, speak more than two times or longer than 5 minutes each time. In case the speech of any shareholder violates this provision or exceeds the scope of the discussion item, the chairman may stop the speech of such shareholder.

12.	Any legal entity designated as proxy by a shareholder(s) to be present at the Meeting may appoint only one representative to attend the Meeting. If a legal entity designates two or more representatives to attend the Meeting, only one representative can speak for each discussion item.

13.	After the speech of a shareholder, the chairman may respond him/herself or appoint an appropriate person to respond.

14.	The chairman may announce to end the discussion of any discussion item and go into voting if the chairman deems it appropriate.

15.	The person(s) to monitor and the person(s) to count the ballots shall be appointed by the chairman. The person(s) monitoring the ballots shall be a shareholder(s). The result of voting shall be announced at the Meeting and recorded in the minutes of the Meeting.

16.	Except otherwise provided in the Company Law of the Republic of China or the Articles of Incorporation of the Company, a resolution shall be adopted by a majority of the votes represented by the shareholders present at the Meeting. The resolution shall be deemed adopted and shall have the same effect as if it was voted by casting ballots if no objection is voiced after solicitation by the chairman.

17.	If there is amendment to or substitute for a discussion item, the chairman shall decide the sequence of voting for such discussion item, the amendment or the substitute. If any of them has been adopted, the other shall be deemed vetoed and no further voting is necessary.

18.	The chairman may require or supervise the disciplinary officers or the security guards to assist in keeping order of the Meeting place. Such disciplinary officers or security guards shall wear badges marked “Disciplinary Officer” for identification purpose.

19.	In case of incident due to force majeure, the chairman may decide to temporarily suspend the Meeting or to announce adjournment and decide the day to reconvene the Meeting.

20.	Any matter not provided in the Rules and Procedures shall be handled in accordance with the Company Law of Republic of China and the Articles of Incorporation of the Company.

21.	The Rules and Procedures shall become effective from the date on which the Rules and Procedures are approved by the Meeting. The same shall apply to amendments to the Rules and Procedures.

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Appendix 3: Articles of Incorporation (before amendments)

Chapter 1: General Provisions

Article 1

     The Company is incorporated, registered and organized as a company limited by shares and permanently existing in accordance with the Company Law of the Republic of China (the “Company Law”) and the Company’s English name is AU Optronics Corp.

Article 2

     The scope of business of the Company shall be as follows:

4.	CC01080	Electronic parts and components manufacturing business
5.	F119010	Electronic material wholesale business
6.	CC01030	Electronic appliances and AV electronics products manufacturing business

     To research, develop, produce, manufacture and sell the following products:

(14)	Plasma display and related systems
(15)	Liquid crystal display and related systems
(16)	Organic light emitting diodes and related systems
(17)	Amorphous silicon photo sensor device parts and components
(18)	Thin film photo diode sensor device parts and components
(19)	Thin film transistor photo sensor device parts and components
(20)	Touch imaging sensors
(21)	Full color active matrix flat panel displays
(22)	Field emission displays
(23)	Single crystal liquid crystal displays
(24)	Original equipment manufacturing for amorphous silicon thin film transistor process and flat panel display modules
(25)	Original design manufacturing and original equipment manufacturing business for flat panel display modules
(26)	The simultaneous operation of a trade business relating to the Company’s business

     The operation of the businesses listed above shall be conducted in accordance with the relevant laws and regulations.

Article 3

     The head office of the Company shall be in the Science-Based Industrial Park, Hsinchu, Taiwan, the Republic of China (“R.O.C.”) or such other appropriate place as may be decided by the board of directors (the “Board”). Subject to the approval of the Board and other relevant authorities, the Company may, if necessary, set up branches, factories, branch operation offices or branch business offices both inside and outside of the R.O.C.

Article 4

     The total amount of the Company’s investment is not subject to the restriction of Article 13 of the Company Law. The Company may provide guarantees or endorsements on behalf of third parties due to business or investment relationships with such third parties.

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Chapter 2: Shares

Article 5

     The total capital of the Company is Seventy Billion New Taiwan Dollars (NT$70,000,000,000), divided into Seven Billion (7,000,000,000) shares with a par value of Ten New Taiwan Dollars (NT$10) each and in registered form. The Board of Directors is authorized to issue the un-issued shares in installments.

     A total of 100,000,000 shares among the above total capital should be reserved for issuance of employee stock options, which may be issued in installments.

Article 6

     The share certificates of the Company shall be all in registered form. The share certificates, after due registration with the competent authority, shall be signed or sealed by at least three directors and shall be legally authenticated prior to issue.

     Where it is necessary for the Company to deliver its share certificates to the Taiwan Securities Central Depositary Co., Ltd. (“TSCD”) for custody of such share certificates, the Company may, upon request of the TSCD, combine its share certificates into larger denominations.

     The Company may, pursuant to the applicable laws and regulations, deliver shares or other securities through the book-entry system maintained by the TSCD, instead of physical certificates evidencing shares or other securities.

Article 7

     The Company may charge its net cost for handling, replacing or exchanging share certificates if the original share certificates were transferred, lost or destroyed.

Chapter 3: Shareholders’ Meetings

Article 8

     Shareholders’ meetings shall be of two types, ordinary meetings and extraordinary meetings. Ordinary meetings shall be convened annually by the Board within six months of the end of each fiscal year. Extraordinary meetings shall be convened in accordance with the relevant laws, whenever necessary.

Article 9

     Unless otherwise provided in the Company Law, a resolution shall be adopted at a meeting attended by the shareholders holding and representing a majority of the total issued and outstanding shares and at which meeting a majority of the attending shareholders shall vote in favor of the resolution. In case a shareholder is unable to attend a shareholders’ meeting, such shareholder may issue a proxy in the form issued by the Company, setting forth the scope of authorization by signing and affixing such shareholder’s seal on the proxy form for the representative to be present on such shareholder’s behalf. Except for trust enterprises or other stock transfer agencies approved by the securities authorities, if a person is designated as proxy by more than two shareholders, any of his voting rights representing in excess of 3% of the total issued and outstanding shares shall not be considered. The Company shall receive the proxy instrument five days prior to the date of the shareholders’ meeting. If more than one proxy is received with respect to the same shareholder, the earlier one received by the Company shall be legally effective.

Chapter 4: Directors and Supervisors

Article 10

     The Company shall have seven to nine directors and three supervisors elected at shareholders’ meetings and the person to

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be elected must have legal competence. The term of office for all directors and supervisors shall be three (3) years. The directors and supervisors are eligible for re-election. The number of shares held by all directors collectively and all supervisors collectively shall not be lower than their respective percentages stipulated by government authority in accordance with relevant laws.

Article 11

     The Company shall have a chairman of the Board. The chairman of the Board shall be elected by and among the directors by a majority of directors present at a meeting attended by more than two thirds of directors. As necessary, a vice chairman may be elected by and among the directors. The chairman of the Board shall preside internally at the meetings of the Board and shall externally represent the Company. In case the chairman of the Board cannot exercise his power and authority, the vice chairman shall act on his behalf. In case there is no vice chairman or the vice chairman is also on leave or cannot exercise his power and authority for any reason, the chairman of the Board may designate one of the directors to act on his behalf. In the absence of such a designation, the directors shall elect a designee from among themselves.

Article 12

Where a director is unable to attend a meeting of the Board, he may appoint another director to represent him by proxy in accordance with Article 205 of the Company Law. Each director may act as a proxy for one other director only.

Chapter 5: President & Vice Presidents

Article 13

     The Company shall have a president and several vice presidents. Appointment, dismissal, and remuneration of the president and vice presidents shall be subject to the provisions of the Company Law.

Chapter 6: Accounting

Article 14

     After the end of each fiscal year, the Board shall submit the following documents: (1) business report, (2) financial statements, (3) proposal for allocation of surplus or recovery of loss. The above documents shall be examined by the supervisors or audited by an accountant appointed by the supervisors and then submitted to the shareholders at the ordinary meeting of shareholders for their adoption.

Article 15

Where the Company has a profit at the end of each fiscal year, the Company shall first allocate the profit to recover losses for preceding years. Ten percent of any remaining net earnings shall be allocated as the Company’s legal reserve. The balance shall be distributed as follows:

3.	employee bonus: 5% to 10%;
4.	remuneration of directors and supervisors: no more than 1%; and
3.	all or a portion of the remaining balance shall be distributed as shareholders’ dividends.

     The Company’s dividend policy will be to pay dividends from surplus. Upon consideration of factors such as the Company’s current and future investment environment, cash requirements, competitive conditions inside and outside of the R.O.C. and capital budget requirements, the shareholders’ interest, maintenance of a balanced dividend and the Company’s long term financial plan, the Board shall propose the profit allocation each year subject to relevant laws, then submit such proposal to the shareholders’ meeting for approval. In principle, no less than 10% of the total dividend to be paid with respect to any fiscal year shall be paid in the form of cash. However, the ratio for cash dividend may be adjusted in accordance with the actual profits generated in and the operation status of the fiscal year concerned.

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Chapter 7: Supplementary Articles

Article 16

     With respect to the matters not provided herein, the Company Law and other applicable laws and regulations shall govern.

Article 17

     These Articles of Incorporation were enacted by the incorporators in the incorporators meeting held on July 18, 1996 and were effectively approved by the competent authority.

The first amendment was made on September 18, 1996.

The second amendment was made on September 15, 1997.

The third amendment was made on April 23, 1998.

The fourth amendment was made on April 23, 1999.

The fifth amendment was made on March 9, 2000.

The sixth amendment was made on May 10, 2001.

The seventh amendment was made on May 10, 2001.

The eighth amendment was made on October 17, 2001.

The ninth amendment was made on May 21, 2002.

The tenth amendment was made on May 29, 2003.

The eleventh amendment was made on April 29, 2004.

The twelfth amendment was made on June 14, 2005.

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Appendix 4: Influence of proposed stock dividend distribution upon 2006 operating performance, EPS, and return on investment

Items Year		2006 (forecast)
Capital stock, beginning of the year		NTD 58,305,471 thousand
Dividend distribution (per common share)	Cash dividend	NTD 0.3 (Note 1)
	Stock dividend from retained earnings	0.03 common shares (Note 1)
	Stock dividend from capital surplus	-
Operating performance	Operating Income	Note 2
	% change in operating profit (YoY)	Note 2
	Net Income	Note 2
	% change in net income (YoY)	Note 2
	EPS	Note 2
	% change in EPS	Note 2
	Average return on investment (%)	Note 2
Pro forma EPS and P/E ratio	If retained earnings distributed in cash dividend
	Pro forma EPS	Note 2
	Pro forma average return on investment (%)	Note 2
If capital surplus not distributed in stock dividend
	Pro forma EPS	Note 2
	Pro forma average return on investment (%)	Note 2
If retained earnings distributed in cash dividend & capital surplus not distributed in stock dividend
	Pro forma EPS	Note 2
	Pro forma average return on investment (%)	Note 2

Note:
1.	Earnings distribution proposal is to be approved by Annual Shareholders’ Meeting on June 15, 2006.

2.	The Company will not announce any financial forecast for year 2006. The influence of proposed stock dividend distribution upon 2006 operating performance and EPS is not applicable.

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Appendix 5:	Earning distribution proposal and the presumed EPS after the distribution (resolved by the Board of Directors meeting on April 7, 2006)

(1)	Employee profit sharing: NTD 886,050,410 distributed in stock at par value (NTD 10), and NTD 379,735,891 distributed in cash.

Remuneration for Directors and Supervisors: NTD 21,096,438 in cash.

(2)	The amount of employee stock bonus is estimated to be 33.62% of the total capitalization of 2005 stock dividends and employee stock bonus.

(3)	Presumed EPS is NTD 2.54 to reflect distribution of employee profit sharing and cash remuneration for Directors and Supervisors.

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AU OPTRONICS CORP.

2005 Summary Annual Report

(NYSE SYMBOL: AUO)

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LETTER TO OUR SHAREHOLDERS

Dear Shareholders,

In recent years, the rapid changes in the rise and fall of the market demand and supply for TFT-LCD had been difficult for the overall industry. Early 2005 we witnessed the bottom as rising demand began to absorb the oversupply. However, the unexpectedly slow pace of the market recovery soon presented itself as another great challenge this industry had to overcome. Despite these unfavorable market conditions, we have come out ahead of our local competitors. Throughout the market cycles, we have stayed focused on our strategic planning, made sound decisions, and successfully executed our plans. May it be research and development activities, revenue volume, or profitability, AUO has convincingly surpassed its local peers. Compared to our Korean counterparts, AU Optronics’ overall operation achievements were equally impressive, taking its position as an industry leader.

In 2005, the timely production of our latest G6 and third G5 fabrication in Taichung facility doubled our LCD TV panel shipments to break the 4 million units mark, more than double on a year-over-year growth. Notebook panel market dominance improved to over 10% of global markets and approaching 7 million units shipped.

In 2005 we achieved double-digit year-over-year growth of 29.3% with consolidated revenues reaching NT$217.4 billion. Despite the decline in our net income to NT$15.6 billion, our results were clearly ahead of our Taiwan counterparts in the TFT-LCD industry. These outstanding results were achieved by the continuous dedication and the sound-judgment execution by the AUO team.

With the anticipated developments for the TFT-LCD industry ahead, 2006 brings with it substantial opportunities for AUO. We intend to expand our market share and maximize our profitability with aggressive strategic roadmap and effective execution. As we move toward 2006, we will remain focus on the following challenges:

1.	Continue to invest in new generation expansions to increase capacity, technology leadership and broaden the scope of market dominance, especially in LCD TV applications.

2.	Continue to erect the global manufacturing platform and enhance vertical supply chains integration. These shall enable AUO provide global logistics services to our world wide customer.

3.	Empower the strength of research and development, improve the quality of flat panels and cost structure with stake of the art technology. These shall strengthen AUO’s competitive advantages on manufacturing efficiency, product application and pattern.

4.	Intensify the reform of new organization, meeting market trend and customer satisfaction with “Information Technology Display Business Group (ITBG)”and “Consumer Electronic Display Business Group (CEBG)”. This reforming of the organization layout enhanced AUO’s management team and optimized its base to be leadership and world-class position.

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A company’s operation must ensure stable long term development while achieving short term targets. AUO’s management will closely monitor and anticipate every changes occurring in our competitive environment, timely adjust our business model, and push through required changes whenever necessary. On the other hand, certain things will remain unchanged, our integrity value, our corporate culture, and our work ethics.

We wish to express our gratitude to shareholders’ long term support. With the relentless efforts and dedication, AUO’s management team and employees will continue to strive for maximize shareholder’ return.

Thank You.

KY Lee, Chairman and CEO

HB Chen, President and COO

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Independent Auditors’ Report

The Board of Directors and Stockholders

AU Optronics Corp.:

We have audited, in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountant and auditing standards generally accepted in the Republic of China, the condensed consolidated balance sheets of AU Optronics Corp. and subsidiaries as of December 31, 2004, and 2005, and the related condensed consolidated statements of income, stockholders’ equity and cash flows for each of the years then ended (originally issued in Chinese and not presented herein).

In our report dated March 13, 2006, we expressed an unqualified opinion that the condensed consolidated financial statements referred to above present fairly, in all material respects, the financial position of AU Optronics Corp. and subsidiaries as of December 31, 2004 and 2005, and the consolidated results of their operations and their consolidated cash flows for the years then ended, in conformity with the Guidelines Governing the Preparation of Financial Report by Securities Issuers and accounting principles generally accepted in the Republic of China.

In our opinion, the information set forth in the accompanying condensed consolidated balances sheets of AU Optronics Corp. and subsidiaries as of December 31, 2004 and 2005, and the related condensed consolidated statements of income, stockholders’ equity, and cash flows for each of the years then ended is fairly stated, in all material respects, in relation to the originally issued consolidated financial statements from which it has been derived.

KPMG Certified Public Accountants

Hsinchu, Taiwan
March 13, 2006

The accompanying condensed consolidated financial statements are not intended to present the financial position and results of income and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of China. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

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AU OPTRONICS CORP. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

December 31, 2004 and 2005
(Expressed in thousands of New Taiwan dollars)

	2004	2005

	NT$	NT$
Assets
Current assets:
Cash and cash equivalents	17,797,663	26,263,265
Short-term investments, net	1,586,504	1,586,504
Notes and accounts receivable, net	15,297,617	34,848,588
Receivables from related parties	5,420,358	7,766,800
Other current financial assets	603,270	1,114,300
Inventories, net	15,884,989	19,167,488
Prepayments and other current assets	693,999	1,384,076
Deferred tax assets	2,462,903	3,709,886

Total current assets	59,747,303	95,840,907

Long-term investments:
Equity method	5,577,403	5,244,334
Cost method	373,285	73,538

Total long -term investments	5,950,688	5,317,872

Property, plant and equipment:
Land	159,996	3,590,536
Buildings	16,648,783	38,056,666
Machinery and equipment	145,842,129	244,584,417
Other equipment	8,237,077	10,563,592

	170,887,985	296,795,211
Less: accumulated depreciation	(62,243,912)	(92,929,473)
Construction in progress	13,061,619	1,704,372
Prepayments for purchases of land and equipment	38,037,431	15,556,729

Net property, plant and equipment	159,743,123	221,126,839

Intangible assets:
Technology related fees	1,062,747	2,483,329

Other assets:
Idle assets, net	1,259,621	1,165,781
Refundable deposits	1,128,964	246,373
Deferred charges and others	1,265,318	1,441,982
Deferred tax assets	507,461	222,157
Restricted cash in bank	29,200	32,200
Long-term prepayments for materials	-	1,918,888

Total other assets	4,190,564	5,027,381

Total Assets	230,694,425	329,796,328

See accompanying notes to condensed consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets (continued)

December 31, 2004 and 2005
(Expressed in thousands of New Taiwan dollars, except for par value)

	2004	2005

	NT$	NT$
Liabilities and Stockholders’ Equity
Current liabilities:
Short-term borrowings	6,183,004	-
Accounts payable	27,129,790	48,666,310
Payables to related parties	750,582	1,853,161
Accrued expenses and other current liabilities	5,287,010	9,491,564
Equipment and construction in progress payable	7,165,981	20,014,348
Current installments of long-term liabilities	7,084,416	9,832,723

Total current liabilities	53,600,783	89,858,106

Long-term liabilities:
Bonds payable, excluding current installments	6,000,000	12,000,000
Long-term borrowings, excluding current installments	40,334,053	71,940,306

Total long-term liabilities	46,334,053	83,940,306

Other liabilities	193,994	178,424

Total liabilities	100,128,830	173,976,836

Commitments and contingent liabilities
Stockholders’ equity:
Capital stock:
Common stock, NT$10 par value	49,580,409	58,305,471

Capital surplus	45,165,093	57,664,144

Retained earnings:
Legal reserve	2,168,260	4,964,545
Special reserve	-	201,809
Unappropriated retained earnings	34,104,623	34,507,005

	36,272,883	39,673,359

Cumulative translation adjustment	(201,809)	59,213

Treasury stock	(250,981)	-

	130,565,595	155,702,187

Minority interest	-	117,305

Total stockholders’ equity	130,565,595	155,819,492

Total Liabilities and Stockholders’ Equity	230,694,425	329,796,328

See accompanying notes to condensed consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES

Condensed Consolidated Statements of Income

Years ended December 31, 2004 and 2005
(Expressed in thousands of New Taiwan dollars, except for per share data)

	2004	2005

	NT$	NT$

Net sales	168,111,569	217,388,388
Cost of goods sold	128,468,264	187,540,389

Gross profit	39,643,305	29,847,999

Operating expenses:
Selling	2,447,102	4,016,672
General and administrative	3,577,327	3,960,354
Research and development	5,011,547	4,882,285

	11,035,976	12,859,311

Operating income	28,607,329	16,988,688

Non-operating income and gains:
Interest income	174,898	225,062
Investment gain recognized by equity method investment, net	34,268	-
Gain on sale of investments, net	39,778	121,679
Foreign currency exchange gain, net	85,132	645,572
Other income	166,899	228,886

	500,975	1,221,199

Non-operating expenses and losses:
Interest expense	796,279	1,311,683
Investment loss recognized by equity method investment, net	-	588,597
Other loss	287,827	215,039

	1,084,106	2,115,319

Income before income tax	28,024,198	16,094,568
Income tax expense	61,346	473,429

Net income	27,962,852	15,621,139

Attributable to:
Equity holders of the parent company	27,962,852	15,626,991
Minority interest	-	(5,852)

Net income	27,962,852	15,621,139

Earnings per common share:
Basic and diluted earnings per common share	5.82	2.77

Basic and diluted earnings per common share–retroactively adjusted	5.25

See accompanying notes to condensed consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES

Condensed Consolidated Statements of Stockholders' Equity

Years ended December 31, 2004 and 2005
(Expressed in thousands of New Taiwan dollars and shares)

	Capital Stock			Retained Earnings

	Common shares	Common stock	Capital surplus	Legal reserve	Special reserve	Unappropri- ated earnings (accumulated deficit)	Cumulative translation adjustment	Treasury stock	Minority interest	Total

Balance at December 31,2003	4,352,237	43,522,372	32,197, 790	602,267	-	16,578,660	4,419	(250,981)	-	92,654,527
Appropriation for legal reserve	-	-	-	1,565,993	-	(1,565,993)	-	-	-	-
Cash dividends	-	-	-	-	-	(5,208,285)	-	-	-	(5,208,285)
Issuance of shareholders stock dividends	217,012	2,170,119	-	-	-	(2,170,119)	-	-	-	-
Issuance of employee stock bonus	88,792	887,918	-	-	-	(887,918)	-	-	-	-
Cash employees’ profit sharing	-	-	-	-	-	(380,535)	-	-	-	(380,535)
Directors’ and supervisors’ remuneration	-	-	-	-	-	(70,470)	-	-	-	(70,470)
Issuance of common stock for cash	300,000	3,000,000	12,967, 194	-	-	-	-	-	-	15,967,194
Effect of disproportionate participation in investee’s capital
increase	-	-	109	-	-	(153,569)	-	-	-	(153,460)
Net income for 2004	-	-	-	-	-	27,962, 852	-	-	-	27,962,852
Cumulative translation adjustment	-	-	-	-	-	-	(206,228)	-	-	(206,228)

Balance at December 31, 2004	4,958,041	49,580,409	45,165, 093	2,168,260	-	34,104,623	(201,809)	(250,981)	-	130,565,595
Appropriation for legal reserve	-	-	-	2,796,285	-	(2,796,285)	-	-	-	-
Appropriation for special reserve	-	-	-	-	201,809	(201,809)	-	-	-	-
Cash dividends	-	-	-	-	-	(5,935,249)	-	-	-	(5,935,249)
Issuance of shareholders stock dividends	445,144	4,451,437	-	-	-	(4,451,437)	-	-	-	-
Issuance of employee stock bonus	97,363	973,625	-	-	-	(973,625)	-	-	-	-
Cash employees’ profit sharing	-	-	-	-	-	(649,084)	-	-	-	(649,084)
Directors’ and supervisors’ remuneration	-	-	-	-	-	(37,447)	-	-	-	(37,447)
Issuance of common stock for cash	330,000	3,300,000	12,294, 150	-	-	-	-	-	-	15,594,150
Issuance of treasury stock to employees	-	-	-	-	-	(73,076)	-	250,981	-	177,905
Effect of disproportionate participation in investee’s capital
increase	-	-	204,901	-	-	(106,597)	-	-	-	98,304
Net income for 2005	-	-	-	-	-	15,626, 991	-	-	-	15,626,991
Minority interest in net income of subsidiaries	-	-	-	-	-	-	-	-	(5,852)	(5,852)
Cumulative translation adjustment	-	-	-	-	-	-	261,022	-	-	261,022
Adjustments for changes in minority interests	-	-	-	-	-	-	-	-	123,157	123,157

Balance at December 31, 2005	5,830,548	58,305,471	57,664,144	4,964,545	201,809	34,507, 005	59,213	-	117,305	155,819,492

See accompanying notes to condensed consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Years ended December 31, 2004 and 2005
(Expressed in thousands of New Taiwan dollars)

	2004	2005

	NT$	NT$
Cash flows from operating activities:
Net income	27,962,852	15,621,139
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	23,653,128	33,271,070
Amortization of intangible assets and deferred charges	1,656,148	1,222,130
Provision for inventory devaluation	588,428	613,105
Investment loss (gain)	(75,230)	467,731
Proceeds from cash dividends	-	206,920
Unrealized foreign currency exchange loss (gain), net	4,046	(391,789)
Provision for idle assets revaluation and others	136,574	22,321
Loss from disposal of property, plant and equipment	22,539	35,469
Increase in notes and accounts receivable (including related parties)	(4,541,413)	(22,100,074)
Increase in inventories	(6,517,288)	(3,895,603)
Increase in prepayments and other current assets	(299,920)	(1,570,406)
Increase in deferred tax assets, net	(294,415)	(1,048,303)
Increase in long-term prepayments for materials	-	(1,918,888)
Increase in notes and accounts payable (including related parties)	5,026,628	23,285,954
Increase in accrued expenses and other current liabilities	2,012,180	4,204,553
Increase (decrease) in accrued pension liabilities and others	59,323	(19,299)

Net cash provided by operating activities	49,393,580	48,006,030

Cash flows from investing activities:
Proceeds from disposal of short-term investments	708,756	-
Acquisition of property, plant and equipment	(81,868,673)	80,652,331)
Proceeds from disposal of property, plant and equipment	-	20,530
Purchase of long-term investments	(5,385,466)	(266,072)
Proceeds from disposal of long-term investments	230,736	319,612
Proceeds from long-term investments returned	-	21,284
n crease in intangible assets and deferred charges	(721,488)	(2,778,815)
Decrease in refundable deposits	25,961	882,591
n crease in restricted cash in bank	-	(3,000)

Net cash used in investing activities	(87,010,174)	(82,456,201)

Cash flows from financing activities:
Increase (decrease) in short-term borrowings	5,882,209	(6,183,004)
Increase in guarantee deposits	1,455	3,729
Repayment of long-term borrowings and bonds payable	(6,892,110)	(7,472,752)
Proceeds from long-term borrowings and bonds payable	28,315,772	47,468,013
Issuance of common stock for cash	15,967,194	15,594,150
Cash dividends	(5,208,285)	(5,935,249)
Directors’ and supervisors’ remuneration and employees’ profit sharing	(451,005)	(686,531)
Proceeds from issuance of treasury stock	-	177,905
Proceeds from issuance of subsidiary shares to minority interests	-	131,087

Net cash provided by financing activities	37,615,230	43,097,348

Effect of exchange rate change on cash	(163,055)	(181,575)

Net increase (decrease) in cash and cash equivalents	(164,419)	8,465,602
Cash and cash equivalents at beginning of year	17,962,082	17,797,663

Cash and cash equivalents at end of year	17,797,663	26,263,265

Supplemental disclosures of cash flow information:
Cash paid for interest expense	771,423	1,190,438

Cash paid for income taxes	14,189	607,511

Additions to property, plant and equipment:
Increase in property, plant and equipment	83,047,775	93,854,019
Increase in equipment and construction in process payable	(1,179,102)	(13,201,688)

Cash paid	81,868,673	80,652,331

See accompanying notes to condensed consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(1)	Basis of Presentation

AU Optronics Corp. (“AUO”) was founded in the Hsinchu Science Park of the Republic of China on August 12, 1996. AUO’s main activities are the research, development, production and sale of thin film transistor liquid crystal displays (“TFT-LCDs”), and other flat panel displays used in a wide variety of applications, including notebook, personal computers, desktop monitors, televisions, personal digital assistants, car televisions, digital cameras and camcorders, car navigation systems and mobile phones. AUO’s common shares were publicly listed on the Taiwan Stock Exchange in September 2000 and its American Depositary Shares (“ADSs”) were listed on the New York Stock Exchange in May 2002.

AU Optronics (L) Corp. (“AUL”) is a wholly owned subsidiary of AUO and was incorporated in September 2000. AUL is a holding company investing in the wholly owned foreign subsidiaries including AU Optronics Corporation America (“AUA”), AU Optronics (Suzhou) Corp. (“AUS”), AU Optronics Europe B.V. (“AUE”), AU Optronics Korea Ltd. (“AUK”), AU Optronics Corporation Japan (“AUJ”), AU Optronics (Shanghai) Corp. (“AUSH”) and a 50%-owned subsidiary, namely Darwin Precisions (L) Corp. (“DPL”). AUS is engaged in the assembly of TFT-LCD module products in Mainland China. AUA, AUJ, AUE and AUK are mainly engaged in the sale of TFT-LCDs. AUSH is engaged in the sale of TFT-LCD module products in Mainland China. DPL is a holding company investing in the wholly owned foreign subsidiary, Darwin Precisions (Suzhou) Corp. (“DPS”). DPS is engaged in the manufactur e and assembly of backlight modules in Mainland China.

Konly Venture Corp. (“Konly”), a wholly owned subsidiary of AUO, was incorporated in August 2002. Konly is an investment holding company for investments in other technology companies including Raydium Semiconductor Corporation (“Raydium”), a 73.75%-owned subsidiary. Raydium was incorporated in October 2003 and is engaged in the development, design and sale of integrated circuits.

The condensed consolidated financial statements include the accounts of AUO and the aforementioned subsidiaries, hereinafter, referred to individually or collectively as the “Company”.

This Summary Annual Report contains only the condensed consolidated financial statements of the Company. These consolidated financial statements are considered condensed because certain information and note disclosures normally included in financial statements prepared in accordance with ROC GAAP, have been condensed or omitted. For a more complete discussion of accounting policies and recurring balance and transactions, these condensed consolidated financial statements should be read in conjunction with our December 31, 2005 audited consolidated financial statements and related notes included in our 2005 Annual Report.

The accompanying condensed consolidated financial statements have been derived from the originally issued Chinese version consolidated financial statements. In preparing the condensed consolidated financial statements, the Company is required to make estimates and assumptions that affect the reported amounts of assets and liabilities for the condensed consolidated balance sheets as of December 31, 2004 and 2005, and amounts of revenues and expenses in the condensed consolidated statements of income for each of the years in the two year periods ended December 31, 2004 and 2005. Economic conditions and events could cause actual results to differ significantly from such results.

The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the Republic of China (“ROC GAAP”). These condensed consolidated financial statements are not intended to present the financial position of the Company and the related results of income and cash flows based on accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of China. All significant inter-company balances and transactions are eliminated in the condensed consolidated financial statements.

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(2)	Earnings Per Common Share

Earnings per common share in 2004 and 2005 are computed as follows:

	For the year ended December 31,

	2004		2005

	Pre-tax	After tax	Pre-tax	After tax

	(in thousands)
Basic earnings per share:
Net income	28,024,198	27,962,852	16,100,420	15,626,991

Weighted average number of shares outstanding (thousand
shares):
Shares of common stock at the beginning of the year	4,340,237	4,340,237	4,946,041	4,946,041
Issuance of common stock for cash	156,667	156,667	146,465	146,465
Issuance of shareholders stock dividends and employee stock
bonus	305,804	305,804	542,506	542,506
Issuance of treasury stock to employees	-	-	3,748	3,748

Weighted average number of shares outstanding during the year	4,802,708	4,802,708	5,638,760	5,638,760

Basic earnings per share (NT$)	5.84	5.82	2.86	2.77

Basic earnings per share – retroactively adjusted for capitalization
of retained earnings (NT$)	5.26	5.25

(3)	Inventories

Components of inventories at December 31, 2004 and 2005 consisted of the following:

	December 31,

	2004	2005

	NT$	NT$
	(in thousands)

Finished goods	4,950,732	6,849,281
Work in process	8,608,715	10,290,872
Raw materials and spare parts	3,356,574	3,371,630

	16,916,021	20,511,783
Less: provision for inventory obsolescence and devaluation	(1,031,032)	(1,344,295)

	15,884,989	19,167,488

Insurance coverage on inventories	21,234,750	25,879,100

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US GAAP FINANCIAL INFORMATION

The following is a reconciliation of the Company’s 2004 and 2005 consolidated statements of income and stockholders’ equity reported under ROC GAAP to US GAAP, which is to be included in the Company’s 2005 Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.

US GAAP reconciliation:

1.	Reconciliation of consolidated net income:

	For the year ended December 31,

	2004	2005

	NT$	NT$
	(in thousands, except per share data)

Net income, ROC GAAP	27,962,852	15,626,991
US GAAP adjustments:
Recognition of purchase method of accounting
- Amortization of intangible assets	(1,049,496)	(1,049,496)
- Amortization of premium on bonds payable	12,364	-
- Depreciation	209,138	118,490
Pension expense	3,058	1,057
Compensation
- Remuneration to directors and supervisors	(37,447)	(21,096)
- Employee bonuses	(7,216,592)	(5,687,197)
Investment gain on long-term investment – equity method	209,694	448,218
Investment loss in marketable securities	(922,901)	-
Depreciation of property, plant and equipment	(359,310)	(756,783)
Derivative financial instruments recorded at fair value	(249,585)	(45,051)
Compensated absences expense	(49,232)	40,952
Escalation adjustment of rent expense	2,080	2,129
Tax effect of US GAAP adjustments	416,978	556,036
Valuation allowance for deferred tax assets	(819,053)	(556,036)

Net income, US GAAP	18,112,548	8,678,214

Basic and diluted earnings per share under US GAAP (in dollars)	3.49	1.55

Basic and diluted – Weighted-average number of shares outstanding (in
thousands)	5,194,356	5,595,014

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2.	Reconciliation of consolidated stockholders’equity:

	December 31,

	2004	2005

	NT$	NT$
	(in thousands)

Total stockholders’ equity, ROC GAAP	130,565,595	155,702,187
Recognition of purchase method of accounting
- Goodwill	10,946,732	10,946,732
- Intangible assets, net of amortization	4,197,982	3,148,486
- Other assets	484,299	602,789
- Other liabilities	(29,687)	(28,630)
Compensation
- Remuneration to directors and supervisors	(37,447)	(21,096)
- Employee bonuses accrual	(1,622,709)	(1,265,786)
- Deferred expense arising from ESPP	-	147,658
Long-term investments – equity method	196,714	554,448
Cumulative translation adjustment	(12,333)	12,719
Marketable securities	(426,537)	(544,867)
Land cost	-	(86,278)
Accumulated depreciation of property, plant and equipment	(972,407)	(1,729,190)
Derivative financial instruments recorded at fair value	(308,785)	(353,836)
Compensated absences accrual	(183,943)	(142,991)
Accrued rental expense	(111,858)	(23,451)

Total stockholders’ equity, US GAAP	142,685,616	166,918,894

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COMPARISON OF NEW YORK STOCK EXCHANGE CORPORATE
 GOVERNANCE RULES AND OUR CORPORATE GOVERNANCE PRACTICES

On November 4, 2003, the New York Stock Exchange (the “NYSE”) established new corporate governance rules. The application of the NYSE’s corporate governance rules is limited for foreign private issuers, recognizing that they have to comply with domestic requirements. As a foreign private issuer, we must comply with three NYSE rules: 1) satisfy the audit committee requirements of the Securities and Exchange Commission (the “SEC”); 2) chief executive officer must promptly notify the NYSE in writing upon becoming aware of any material non-compliance with the applicable NYSE corporate governance rules; and 3) provide a brief description of any significant difference between our corporate governance practices and those required of U.S. companies under the NYSE listing standards. The table below sets forth h e significant differences between our corporate governance practices and those required of U.S. companies under the NYSE listing standards.

New York Stock Exchange Corporate Governance Rules Applicable to U.S. Companies	Description of Significant Differences between Our Governance Practices and the NYSE Corporate Governance Rules Applicable to U.S. Companies

Director independence
      1. Listed companies must have a majority of independent directors.

     2. In order to tighten the definition of “independent director” for purposes of these standards:

(a) No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). Companies must identify which directors are independent and disclose the basis for that determination.

After the three year term of our current board of directors expires on April 29, 2007, we will be required by domestic regulations to have independent directors on our board. The number of independent directors must not be less than two and must not be less than one-fifth of the total number of our directors. Under the regulations of the Financial Supervisory Commission (“FSC”), we intend to adopt a system whereby candidates for independent directors may be nominated by our shareholders (“Candidate Nomination System”) during a designated nomination period. Currently, three of our nine board members are independent directors but were not nominated by our shareholders. In order to comply with the FSC requirements, we intend to amend our articles of incorporation (“AOI”) at the 2006 annual general shareholders meeting (“AGM”), which is scheduled to be held on June 15, 2006, to adopt the Candidate Nomination System for nomination of independent directors only. Candidates for non-independent directors will not be nominated under the Candidate Nomination System.
Our board of directors have affirmatively determined that our three independent directors have no material relationship with us. Our three independent directors also serve on our audit committee and therefore satisfy the independence requirements of Rule 10A-3 of the Exchange Act.
Our standard for determining director independence complies with FSC regulations. Under the domestic requirements, our board of directors is not required to make a formal determination of a director ’s independence.

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      (b) In addition, a director is not independent if:

      (i) The director is, or has been within the last three years, an employee of the listed company, or an immediate family member is, or has been within the last three years, an executive officer, of the listed company.
     (ii) The director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $100,000 in direct compensation from the listed company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).
     (iii) (A) The director or an immediate family member is a current partner of a firm that is the company’s internal or external auditor; (B) the director is a current employee of such a firm; (C) the director has an immediate family member who is a current employee of such firm and who participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice; or (D) the director or an immediate family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on the listed company’s audit within that time.
     (iv) The director or an immediate family member is, or has been within the last three years, employed as an executive officer or another company where any of the listed company’s present executive officers at the same time serves or served on that company’s compensation committee.
     (v) The director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the listed company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues.

According to FSC regulations, with certain exceptions, the following persons shall not be considered an independent director, if (a) during the two years prior to election or (b) while serving as a director, he/she:

    (i) was/is our employee or an employee of our affiliates;
     (ii) was/is our director or supervisor or a director or supervisor of any of our affiliates (except that an independent director of our parent company or our subsidiary may act as our independent director and our independent director may be re-elected as an independent director, even if such independent director concurrently, or in the past two years, has served as an independent director of our parent company or our subsidiary);
     (iii) was/is or his/her spouse or minor children was/is an individual shareholder holding 1% or more of our total issued and outstanding shares, or one of our top 10 individual shareholders;
     (iv) was/is the spouse or a relative to the person listed in item (i), (ii) or (iii) above within the “second degree”as defined under Taiwan Civil Code or a lineal relative to h e person listed in item (i), (ii) or (iii) above within the “fifth degree” as defined under the Taiwan Civil Code;
     (v) was/is a director, supervisor, or employee of a corporate shareholder that directly holds 5% or more of our total issued and outstanding shares, or was/is a director, supervisor, or employee of one of our top five corporate shareholders;
     (vi) was/is a director, supervisor, manager or shareholder holding 5% or more of the shares of a company that has a financial or business relationship with us;
     (vii) was/is an owner, partner, director, supervisor, or manager of a sole proprietorship, partnership, company, institution or association that provides financial, business, legal, accounting or consulting services to us or any of our affiliates or a professional providing such services, or the spouse of any of the above; or
     (viii) was/is an independent director for more than three other Taiwan companies.

In addition, an independent director must have at least five years working experience in any of the following fields:

     (i) lecturer at a public or private college in the commercial, legal, or financial department or in other departments related to our business;
     (ii) judge, prosecutor, lawyer, accountant or other licensed professional or technical personnel related to our business;
     (iii) working in commercial, legal, or financial affairs or in other fields related to our business

In addition, an independent director cannot be bankrupt, or found to have committed any crime, including fraud, misappropriation of funds etc. as set forth in detail under Article 30 of the ROC Company Law.

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3. To empower non-management directors to serve as a more effective check on management, the non-management directors of each company must meet at regularly scheduled executive sessions without management.

In addition, an independent director cannot be a government or corporate shareholder or a representative of a government or corporate shareholder.

Also, unless otherwise permitted by the regulatory authority, any of the following relationships should not exist among more than one half of our board members:

(ii) spouse; or
(ii) a relative to another board member within the “second degree” as defined under the Taiwan Civil Code.

All of our directors attend the meetings of the board of directors. Non-management directors do not meet at regularly scheduled executive sessions without management. The ROC Company Law does not require companies incorporated in the ROC to have its non-management directors meet at regularly scheduled executive sessions without management.

Nominating/Corporate governance committee

     4. (a) Listed companies must have a nominating/corporate governance committee composed entirely of independent directors.

     (b) The nominating/corporate governance committee must have a written charter that addresses:

     (i) the committee’s purpose and responsibilities – which, at minimum, must be to: identify individuals qualified to become board members, consistent with criteria approved by the board, and to select, or to recommend that the board select, the director nominees for the next annual meeting of shareholders; develop and recommend to the board a set of corporate governance guidelines applicable to the corporation; and oversee the evaluation of the board and management; and
     (ii) an annual performance evaluation of the

We do not have a nominating/corporate governance committee. Neither the ROC Company Law nor the FSC regulations require us to have a nominating/corporate governance committee. Currently, our board of directors performs the duties of a corporate governance committee and regularly reviews our corporate governance principles and practices.
The ROC Company Law requires that directors be elected by shareholders, and beginning in 2007, certain shareholders have the right to nominate candidates to act as independent directors. We plan to amend our AOI at our 2006 AGM to adopt a Candidate Nomination System for the nomination of candidates to serve as independent directors only. Under the Candidate Nomination System, (i) holders of one percent (1%) or more of our total issued and outstanding shares as of the applicable record date for determining holders of our shares with the right to vote at a shareholders meeting, subject to satisfaction of other conditions under ROC Company Law, or (ii) our board of directors, would be entitled to submit a roster of candidates to be considered for nomination to our board of directors at a shareholders meeting involving the election of directors. Therefore, certain shareholders will be able to nominate candidates for consideration as independent directors at our 2007 AGM. Candidates for non-independent directors will not be nominated under the Candidate Nomination System. We are not required by the domestic regulations to have a nominating/corporate governance committee written charter and we do not have a nominating/corporate governance committee written charter.

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committee.

Compensation Committee

5. (a) Listed companies must have a compensation committee composed entirely of independent directors.

     (b) The compensation committee must have a written charter that addresses:

     (i) the committee’s purpose and responsibilities — which, at minimum, must be to have direct responsibility to:

     (A) review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO’s performance in light of those goals and objectives, and, either as a committee or to gether with the other independent directors (as directed by the board), determine and approve the CEO’s compensation level based on this evaluation; and

     (B) make recommendations to the board with respect to non-CEO executive officer compensation, and incentive-compensation plans and equity-based plans that are subject to board approval; and

     (C) produce a compensation committee report on executive officer compensation as required by the SEC to be included in the listed company’s annual proxy statement or annual report on Form 10-K filed with the SEC;

     (ii) an annual performance evaluation of the compensation committee.

We are not required by domestic regulations to have a compensation committee and we do not have a compensation committee. However, the ROC Company Law requires that the measures by which director compensation are determined either be set forth in the company’s articles of incorporation or be approved at a shareholders’meeting. Our articles of incorporation currently provide that total director and supervisor remuneration shall be no more than 1% of distributable earnings after the payment of all income taxes, the deduction of any past losses, and the allocation of 10% of our earnings as legal reserves. Our articles of incorporation do not provide measures by which the compensation of executive officers are determined. Under the ROC Company Law and other applicable regulations, compensation of senior managers, including executive officers, shall be approved by the board. We approved our compensation policy governing compensation of senior managers, including executive officers at our April 26, 2005 board meeting.
We are not required by the domestic regulations to have a compensation committee written charter and we do not have a compensation committee written charter.

Audit committee 6. Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.	We have an audit committee that substantially conforms with the requirements of Rule 10A-3 under the Exchange Act. We are required by the domestic regulations to either have (i) an audit committee conforming with ROC requirements or (ii) supervisors, and we must make such decision no later than April 29, 2007. Under ROC law, the duties and responsibilities for members of the audit committee are different from the NYSE standards. We may decide to only maintain an audit committee conforming with the requirements of Rule 10A-3 under the Exchange Act without conforming with the ROC requirements. In such case, we will continue to have supervisors. Currently we

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     7. (a) The audit committee must have a minimum of three members.

     (b) In addition to any requirement of Rule 10A-3(b)(1), all audit committee members must satisfy the requirements for independence set out in Section 303A.02.

     (c) The audit committee must have a written charter that addresses:

     (i) the committee’s purpose – which, at minimum, must be to:

     (A) assist board oversight of (1) the integrity of the listed company’s financial statements, (2) the listed company’s compliance with legal and regulatory requirements, (3) the independent auditor’s qualifications and independence, and (4) the performance of the listed company’s internal audit function and independent auditors; and

     (B) prepare an audit committee report as required by the SEC to be included in the company’s annual proxy statement;

     (ii) an annual performance evaluation of the audit committee; and
     (iii) the duties and responsibilities of the audit committee – which, at a minimum, must include those set out in Rule 10A-3(b)(2), (3), (4) and (5) of the United States Securities Exchange Act of 1934, as well as to:

     (A) at least annually, obtain and review a report by the independent auditor describing: the firm’s internal quality control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (to assess the auditor’s independence) all relationships between the independent auditor and the listed company;

     (B) meet to review and discuss the listed company’s annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing the company’s specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

     (C) discuss the listed company’s earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

     (D) discuss policies with respect to risk assessment and risk management;

     (E) meet separately, periodically, with management, with internal auditors (or other personnel responsible for the internal audit have three supervisors and their term will expire on April 29, 2007.
Our audit committee is composed of three members.

Our audit committee members comply with the independence requirements of Rule 10A-3 under the Exchange Act.

We are not required by the domestic regulations to have an audit committee written charter and we do not have an audit committee written charter.

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     function) and with independent auditors;

     (F) review with the independent auditor any audit problems or difficulties and management’s response;

     (G) set clear hiring policies for employees or former employees of the independent auditors; and

     (H) report regularly to the board of directors. (d) Each listed company must have an internal audit function.

Equity compensation plans

     8. Shareholders must be given the opportunity to vote on equity- compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans.

Under the corresponding domestic requirements in the ROC Company Law and the ROC Securities Exchange Act, shareholders approval is required for the distribution of employee bonuses, while the board of directors has authority to approve employee stock option plans and to grant options to employees pursuant to such plans, subject to the approval of the Securities and Futures Bureau, Financial Supervisory Commission, Executive Yuan, ROC, and to approve share buy-back programs and the transfer of shares to employees under such programs. We intend to follow only the domestic requirements.

Corporate governance guidelines 9. Listed companies must adopt and disclose corporate governance guidelines.

We currently comply with the domestic nonbinding corporate governance principles promulgated by the TSE, and we provide an explanation of differences between our practice and the principles, if any, in our ROC annual report.

Code of ethics for directors, officers and employees

     10. Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.

Our employee handbook, which applies to all officers and employees, contains provisions covering conflicts of interest, corporate opportunities, confidentiality, fair dealing, protection and proper use of company assets and encouraging the reporting of any illegal or unethical behavior. Although, we have not adopted a written code of ethics specifically for our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, we believe that the provisions in our employee handbook cover these individuals and there have not been any waivers of the provisions of the employee handbook for any officers or employees. Ethical oversight and actual or apparent conflicts of interest have historically been handled informally by senior management, the board of directors and supervisors. We will continue to address violations of the code of business conduct and ethics contained in our employee handbook and will continue to consider a separate code of ethics with the board of directors should the need arise.

Description of Significant Differences

     11. Listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listing standards.

This table contains the significant differences between our corporate governance practices and those required of U.S. companies under the NYSE listing standards.

CEO certification

     12. (a) Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary.

As a foreign private issuer, we are not required to comply with this rule, however, our CEO provides certifications under Sections 302 and 906 of the Sarbanes-Oxley Act

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(b) Each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of this Section 303A.

(c) Each listed company must submit an executed Written Affirmation annually to the NYSE. In addition, each listed company must submit an interim Written Affirmation each time a change occurs to the board or any of the committees subject to Section 303A. The annual and interim Written Affirmations must be in the form specified by the NYSE.

We intend to comply with this requirement. We intend to submit the annual Written Affirmation for 2006 and any interim Written Affirmations required in the future.

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NOTES TO SHAREHOLDERS:

1.	For the Company’s 2005 annual report on Form 20-F, which includes an explanation of the main differences between ROC GAAP and US GAAP affecting the Company’s consolidated financial statements, please refer to the “US SEC filings”section under “Investors” of the Company’s website at http://www.auo.com/auoDEV/investors.php?sec=usSecFilings&func=ussecfilings&ls=en after July 31, 2006.

2.	Shareholders who wish to obtain the 2005 annual report on Form 20-F may request copy to be sent free of charge by contacting the Depositary at 1-888-301-0508 after July 31, 2006.

3.	After June 16, 2006, the Company ’s resolution notice of 2006 Annual General Shareholders ’Meeting will be accessible on the URL site of http://www.auo.com/auoDEV/investors.php?sec=invInfo&func=information&ls=en

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